
10011877

COMMUNITY

SHORES BANK

CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS, PROXY STATEMENT AND 2009 ANNUAL REPORT


COMMUNITY
SHORES BANK
CORPORATION


SEC MAIL PROCESSING
RECEIVED
APR 1 3 2010
WASH, D.C.
205
SECTION

1030 W. Norton Avenue
Muskegon, Michigan 49441

Notice of Annual Meeting of Shareholders To Be Held on May 13, 2010

To our Shareholders:

The 2010 annual meeting of shareholders of Community Shores Bank Corporation will be held at the Muskegon Country Club at 2801 Lakeshore Drive, in Muskegon, Michigan, on Thursday, May 13, 2010, at 2:00 p.m., local time. The meeting is being held for the purpose of considering and voting on the following matters:

1. Election of three class III directors, each for a three year term.
2. Ratification of the appointment of Crowe Horwath LLP as our independent registered public accounting firm for 2010.
3. Such other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

All shareholders of record at the close of business on Friday, March 19, 2010 are entitled to notice of and to vote at the meeting, and any postponements or adjournments of the meeting.

Your vote is important. We urge you to submit your proxy (1) over the internet, (2) by telephone or (3) by mail, whether or not you plan to attend the meeting in person. For specific instructions, please refer to the questions and answers beginning on the first page of the proxy statement and the instructions on the proxy card relating to the annual meeting. We would appreciate receiving your proxy by Thursday, May 6, 2010.

By Order of the Board of Directors,



Heather D. Brolick
President and Chief Executive Officer

Dated: April 9, 2010

Community Shores Bank Corporation

Proxy Statement
For the Annual Meeting of Shareholders
To Be Held on May 13, 2010

Table of Contents

---

*To be voted on at the meeting

Community Shores Bank Corporation
1030 W. Norton Avenue
Muskegon, Michigan 49441

April 9, 2010

Proxy Statement
For the Annual Meeting of Shareholders
To Be Held on May 13, 2010

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Community Shores Bank Corporation ("we," "our" or "Community Shores"). The proxies are being solicited for use at the annual meeting of shareholders to be held on Thursday, May 13, 2010 at 2:00 p.m., local time, at the Muskegon Country Club at 2801 Lakeshore Drive, in Muskegon, Michigan. Distribution of this proxy statement is scheduled to begin on or about April 9, 2010.

Information About the Annual Meeting and Voting

What is the purpose of the annual meeting?

At our annual meeting, shareholders will act upon the matters outlined in the accompanying notice of the meeting. These matters include the election of directors and the ratification of the selection of our independent registered public accounting firm.

Please read this proxy statement carefully. You should consider the information contained in this proxy statement when deciding how to vote your shares.

Who is entitled to vote?

The Board of Directors has set March 19, 2010 as the record date for the annual meeting. If you were a shareholder of record at the close of business on the record date, March 19, 2010, you are entitled to receive notice of the meeting and to vote your shares at the meeting. Holders of Community Shores common stock are entitled to one vote per share.

What is the difference between a "shareholder of record" and a "street name" holder?

These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, Registrar and Transfer Company, you are a "shareholder of record." If your shares are held in a stock brokerage account or by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered to be the shareholder of record with respect to those shares. However, you still are considered the beneficial owner of those shares, and your shares are said to be held in "street name." Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares using the voting instructions provided by it.

Who can attend the meeting?

All shareholders as of the record date, or their duly appointed proxies, may attend the meeting.

What is a proxy?

A proxy is your designation of another person to vote on your behalf. The other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. When you designate a proxy, you also may direct the proxy how to vote your shares.

We sometimes refer to this as your "proxy vote." By completing and returning the enclosed proxy card, or voting by internet or telephone, you are giving the persons appointed as proxies by our Board of Directors the authority to vote your shares.

How many shares must be present to hold the meeting?

At least a majority of the shares of our common stock outstanding on the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares are counted as present at the meeting if:

- you are present and vote in person at the meeting; or
- you have properly submitted a proxy by mail, telephone or internet.

As of the record date, 1,468,800 shares of our common stock were outstanding and entitled to vote. Proxies that are received and voted as withholding authority, abstentions, and broker non-votes (where a bank, broker or nominee does not exercise discretionary authority to vote on a matter) will be included in the calculation of the number of shares considered to be present at the meeting.

How do I vote my shares?

If you are a shareholder of record as of the record date, you can give a proxy to be voted at the meeting in any of the following ways:

- over the telephone by calling a toll-free number;
- electronically, using the internet; or
- by completing, signing and mailing the enclosed proxy card.

The telephone and internet voting procedures have been set up for your convenience. The procedures have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. If you are a shareholder of record and you would like to submit your proxy by telephone or internet, please refer to the specific instructions provided on the enclosed proxy card. If you wish to submit your proxy by mail, please return your signed proxy card to us before the annual meeting.

If the shares you own are held in street name, your broker, bank or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. Your broker, bank or other nominee is required to send you directions on how to vote those shares. If you do not give instructions to your broker, bank or other nominee, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. In the case of non-discretionary items, the shares that do not receive voting instructions will be treated as "broker non-votes."

If, as of the record date, you are a shareholder of record and you attend the meeting, you may vote in person at the meeting. Even if you currently plan to attend the meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the meeting. If you are a street name holder, you may vote your shares in person at the meeting only if you obtain a signed letter or other document from your broker, bank, trust or other nominee giving you the right to vote the shares at the meeting. If you have questions about attending or would like directions to the annual meeting, please write to the Secretary, Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441 or call 231-780-1858.

What if I do not specify how I want my shares voted?

If you submit a signed proxy card or submit your proxy by telephone or internet and do not specify how you want to vote your shares, the proxies will vote your shares:

- FOR the election of all of the nominees for director;
- FOR the ratification of the appointment of Crowe Horwath LLP as our independent registered public accounting firm for 2010; and
- In the discretion of the persons named as proxies as to all other matters that may be properly presented at the annual meeting.

Can I change my proxy after submitting my proxy?

Yes, you may revoke your proxy and change your vote at any time before your proxy is voted at the annual meeting. If you are a shareholder of record, you may revoke your proxy and change your vote by submitting a later-dated proxy by telephone, internet or mail, by voting in person at the meeting, or by delivering to our Secretary a written notice of revocation. Attending the meeting will not revoke your proxy unless you specifically request to revoke it.

What is the vote required to approve each matter?

Election of Directors. The affirmative vote of a plurality of the votes cast at the meeting is required for nominees to be elected as directors. Votes withheld and broker non-votes are not counted toward a nominee's total.

Independent Registered Public Accounting Firm. The affirmative vote of a majority of the common stock present in person or by proxy at the meeting and voting on the matter is necessary to approve the ratification of our independent registered public accounting firm. For purposes of counting votes on this matter, abstentions and broker non-votes will not be counted as shares voted on the matter.

Are there other matters to be voted on at the meeting?

As of the date of this proxy statement, our Board of Directors does not know of any matters which may come before the meeting, other than the matters described in this proxy statement. Should any other matter requiring a vote of the shareholders arise and be properly presented at the annual meeting, the proxy gives the persons named in the proxy and designated to vote the shares discretionary authority to vote or otherwise act with respect to any such matter in accordance with their best judgment.

How does the Board recommend that I vote?

The Board of Directors recommends that you vote:

- FOR the election of all of the nominees for director; and
- FOR the ratification of the appointment of Crowe Horwath LLP as our independent registered public accounting firm for 2010.

Who pays for this proxy solicitation?

All costs of soliciting proxies will be borne by us. Our directors, officers, and other employees, and employees of our subsidiary, Community Shores Bank (the "Bank"), may, without compensation other than their regular compensation, solicit proxies by further mailing or personal conversation, or by telephone, facsimile or electronic means. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their out-of-pocket expenses for forwarding soliciting material to the beneficial owners of our common stock.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 13, 2010:

Our proxy statement and 2009 annual report are available at www.proxyvote.com.

Stock Ownership of Certain Beneficial Owners and Management

The following table presents information regarding the beneficial ownership of our common stock by each person known to us to own beneficially more than 5% of our outstanding shares of common stock as of February 14, 2010.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class Beneficially Owned
Bruce J. Essex, Jr. and Muskegon Castings Corp. 1985 E. Laketon Avenue Muskegon, Michigan 49442 (1)	125,250	8.5%
Gordon H. Girod Trust and its trustees, Norma J. Girod, Stephen J. Girod and Gerald J. Girod 3677 Lakeshore Drive North Holland, Michigan 49424 (2)	100,000	6.8%
Bruce J. Essex 1985 E. Laketon Avenue Muskegon, Michigan 49442 (3)	81,362	5.5%

(1) This information is based on a Schedule 13G filed by Bruce J. Essex, Jr. and Muskegon Castings Corp. on February 8, 2010. The Schedule 13G discloses that Mr. Essex, Jr. has sole voting and dispositive power for these 125,250 shares. It also discloses that Muskegon Castings Corp. owns 75,000 of these shares, which is 5.1% of our outstanding shares, and that Mr. Essex, Jr. is the Chairman of the Board, President, Chief Executive Officer, and a substantial majority owner of Muskegon Castings Corp. Mr. Essex, Jr.'s father, Bruce J. Essex is a member of our Board of Directors.

(2) This information is based on a Schedule 13G filed by the Gordon H. Girod Trust and its trustees, Norma J. Girod, Stephen J. Girod and Gerald J. Girod, and subsequently confirmed by one of the trustees. The Schedule 13G discloses that the trust has sole voting and dispositive power for these 100,000 shares, and that each of the trustees has shared voting and dispositive power for these 100,000 shares. The Schedule 13G discloses the address set forth in the table for the trust and Mr. Gerald Girod, for Mrs. Norma Girod, 2207 Lanco Drive N.W., Grand Rapids, Michigan 49504, and for Mr. Stephen Girod, 673 Lakeside Drive, Macatawa, Michigan 49434.

(3) This information is based on a Schedule 13G filed by Bruce J. Essex, who is a member of our Board of Directors. The Schedule 13G discloses that Mr. Essex has sole voting and dispositive power for 23,595 of these shares, and shared voting and dispositive power for 57,767 of these shares.

The following table presents information regarding the beneficial ownership of our common stock, as of February 14, 2010, by each of our directors, each nominee for election as a director, our executive officers named in the Summary Compensation Table, and all of our directors and executive officers as a group.

Name of Beneficial Owner	Amount Beneficially Owned (1)	Percent of Class Beneficially Owned (6)
Gary F. Bogner•	64,130	4.4%
Heather D. Brolick•	19,517(2)	1.3%
Robert L. Chandonnet•	67,630	4.6%
Bruce J. Essex•	81,362(3)	5.5%
Steven P. Moreland•	0	*
Bruce C. Rice•	3,400	*
Jonathan L. Smith•	0	*
Roger W. Spoelman•	2,500	*
Tracey A. Welsh	11,844(4)	*
All directors and executive officers as a group (10 persons)	250,383(5)	16.7%

• Member of our Board of Directors.

* Less than one percent.

(1) The number of shares beneficially owned includes any shares over which the person has sole or shared voting power or investment power and also any shares that the person can acquire within 60 days of February 14, 2010 through the exercise of any stock options or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) over the shares set forth in the table. For each person, the number of shares included in the table because the person has options to acquire the shares is set forth below.

Name	Shares	Name	Shares	Name	Shares
Mr. Bogner	4,000	Mr. Essex	4,000	Mr. Smith	0
Ms. Brolick	10,000	Mr. Moreland	0	Mr. Spoelman	2,000
Mr. Chandonnet	4,000	Mr. Rice	2,000	Ms. Welsh	7,500

(2) Includes 6,817 shares that Ms. Brolick owns under the Bank's 401(k) plan, and 200 shares owned by her spouse.

(3) Includes 6,250 shares owned by Port City Die Cast, a corporation solely owned by Mr. Essex, and 767 shares owned by Mr. Essex's spouse.

(4) Includes 4,234 shares that Ms. Welsh owns under the Bank's 401(k) plan.

(5) Includes 33,500 shares that such persons have the right to acquire within 60 days of February 14, 2010 pursuant to our 1998 Employee Stock Option Plan or Director Stock Option Plans, and 11,051 shares that such persons own under the Bank's 401(k) plan.

(6) The percentages shown are based on the 1,468,800 shares of our common stock outstanding as of February 14, 2010, plus the number of shares that the named person or group has the right to acquire within 60 days of February 14, 2010. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares that the person or group has the right to acquire within 60 days after February 14, 2010 are deemed to be outstanding with respect to such person or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

Election of Directors

Classes of Directors and Nominees

Our articles of incorporation and bylaws provide that our Board of Directors will consist of between six and fifteen directors, with the exact number of directors determined from time to time by our Board of Directors. Our Board of Directors has presently fixed the number of directors at eight. Our articles of incorporation and bylaws also provide that the directors will be divided into three classes, class I, class II and class III; with each class serving a staggered three year term, and with the number of directors in each class being as nearly equal as possible.

There are now three directors in class I, two directors in class II, and three directors in class III. The class I, class II and class III directors are currently serving until the annual meeting of shareholders that will be held in 2011, 2012 and 2010, respectively, and until their successors are elected and qualified. At each annual meeting of shareholders, directors of one of the three classes are elected for a term of three years to succeed the directors whose terms are expiring.

Our Board of Directors has nominated Heather D. Brolick, Bruce J. Essex and Bruce C. Rice as class III directors for three year terms expiring at the 2013 annual meeting. Each of the nominees is presently a class III director whose term expires at the May 13, 2010 annual meeting. The other members of our Board, who are class I and class II directors, will continue in office in accordance with their previous elections until the expiration of their terms at the 2011 or 2012 annual meetings.

Our Board of Directors recommends that you vote FOR each of the three nominees named above.

Unless otherwise instructed, the persons named as proxies intend to vote all proxies received for the election of the three class III nominees. All of the nominees have indicated their willingness to continue to serve. If any nominee should become unwilling or unavailable to serve, our Board of Directors may select a substitute nominee, and in that event the proxies intend to vote all proxies for the person selected. If a substitute nominee is not selected, the proxies intend to vote for the election of the remaining nominees. Our Board of Directors has no reason to believe that any of the nominees will become unavailable.

Information About Directors, Nominees and Executive Officers

Information about our directors, nominees as a director, and executive officers is set forth below. Each nominee and continuing member of our Board of Directors is also a director of the Bank. There are no family relationships among any of our directors, nominees for director and executive officers.

Name, Age, and Position with Community Shores and the Bank	Has Served As Director Since	Year When Term As a Director Expires
Class III Directors (And Nominees for Terms Expiring in 2013)		
Heather D. Brolick, 50, Director, President and Chief Executive Officer of Community Shores and the Bank	2006	2010
Bruce J. Essex, 60, Director	1998	2010
Bruce C. Rice, 55, Director	2004	2010
Class I Directors		
Gary F. Bogner, 67, Director, Non-officer Chairman of the Boards of Community Shores and the Bank	1998	2011
Robert L. Chandonnet, 65, Director, Non-officer Vice Chairman of the Boards of Community Shores and the Bank	1998	2011
Jonathan L. Smith, 57, Director	2006	2011
Class II Directors		
Steven P. Moreland, 53, Director	2006	2012
Roger W. Spoelman, 57, Director	2004	2012
Executive Officers (Who Are Not Also Directors)		
Tracey A. Welsh, 44, Senior Vice President, Chief Financial Officer and Treasurer of Community Shores and the Bank		
John M. Clark, 48, Senior Vice President and Secretary of Community Shores, Senior Vice President, Commercial Loan Department Head and Secretary of the Bank		

Our executive officers are generally elected each year at the annual meeting of our Board of Directors that follows the annual meeting of our shareholders. Their terms of office are at the discretion of our Board of Directors.

The factual information below for each nominee for election as a director, each director whose term of office will continue after the annual meeting, and for each executive officer, has been provided by that person. The particular experience, qualifications, attributes or skills that led our Board of Directors to conclude that each should serve on our Board, in light of our business and structure, was determined by our Board or its Governance Committee.

Gary F. Bogner (Director and Non-Officer Chairman of the Boards of Community Shores and the Bank) is a lifelong resident of Muskegon County. Mr. Bogner has been engaged in the business of real estate development since 1973, and during the past 25 years has also engaged in a number of commercial enterprises and served them in various director and officer positions. During 2001 and 2002, Mr. Bogner also served as President and a director of Safari Club International and Safari Club International Foundation, which are hunting and wildlife organizations. In addition, during the period from 1967 to 1983, Mr. Bogner was an airline captain with Northwest Airlines, and from 1978 to 1982 was an executive officer of the Airlines Pilot Association. We determined that Mr. Bogner should be a member of our Board based on a number of factors. Mr. Bogner has many years of experience in real estate development, and has been involved in setting up and operating many other businesses. He has demonstrated valuable leadership skills as Chairman of our Board.

Heather D. Brolick (President, Chief Executive Officer and a Director of Community Shores and the Bank) has over 29 years of commercial banking experience. Ms. Brolick has served as President and Chief Executive Officer of Community Shores and the Bank since 2006. From 1998 until 2006, Ms. Brolick served as Senior Vice President of Community Shores, and served as Secretary of Community Shores from 2000 through April of 2007. From 2003 until 2006, Ms. Brolick served as President and Chief Operating Officer of the Bank, and from 1999 until 2003, served as Senior Vice President Retail Lending and Operations of the Bank. Ms. Brolick served as Secretary of the Bank from 2000 through April of 2007. Ms. Brolick joined the Board of Directors of the Bank in 2003 and the Board of Directors of Community Shores in 2006. Ms. Brolick is the President and a Board member of Harbor Hospice, a Board member and Ambassador of The Chamber of Commerce Grand Haven, Spring Lake and Ferrysburg, and a Board member and Vice Chairman of the West Michigan Symphony Orchestra. Ms. Brolick's broad range of experience in substantially all aspects of community banking, together with her well developed leadership skills and service as our President and Chief Executive Officer, led us to conclude that she should serve on our Board.

Robert L. Chandonnet (Director and Non-officer Vice Chairman of the Boards of Community Shores and the Bank) is the owner and President of The Nugent Sand Company, Inc. ("Nugent Sand"), which provides foundry sand to many foundries in the Great Lakes Region. Mr. Chandonnet has worked in the foundry industry since 1966. He began working at Nugent Sand as Sales Manager in 1980, and progressed to President of Nugent Sand in 1989. Mr. Chandonnet purchased Nugent Sand from the prior owners in 1989. He is a member of the National Industrial Sand Association, American Foundry Society, and Muskegon Country Club. Mr. Chandonnet's many years of experience leading a foundry sand business, and his involvement in many charitable and non-profit organizations in the local community led us to conclude that he should be a member of our Board.

Bruce J. Essex (Director) is Chairman of Port City Die Cast. From 1982 until 2001, Mr. Essex owned and operated the Port City Group, a group of companies including Port City Die Cast, Port City Metal Products, Muskegon Castings Corp., and Mirror Image Tool. Mr. Essex has over 40 years experience in the die casting industry. He is a principal in Port City Custom Plastics and Port City Castings Corporation, and serves as a Director on the Boards of Reid Tool, and Supreme Machines. He is also a principal in Buck Snort Products, a rustic hardware and furnishings retail store, and Snow Protect, a manufacturer of snow retention products. We determined that Mr. Essex should be a member of our Board based on his many years of experience leading and operating successful die casting businesses, and his relationships in the business community.

Steven P. Moreland (Director) is President and Chief Executive Officer of Automatic Spring Products Corporation ("ASPC") in Grand Haven, and has served in that position since 1996. From 1987 to 1996, he served as Vice President of Engineering for ASPC. ASPC is a technology focused high volume manufacturer of custom designed compression, extension, and torsion springs, wire forms, flat springs, stampings, spring and shim washers, and assemblies. Mr. Moreland has served on the Board of Directors of ASPC since 1985, and as President of its Board since 1997. He currently serves as Site Committee Chairman of the Spring Manufacturer's Institute, and as both a Board member and Executive Committee member for First Priority of the Lakeshore, Lakeside Spring Company, and Spring Manufacturer's Institute. He also serves on the Grand Haven Township IFT Sub-Committee, Northwest Ottawa County Manufacturer's Council Steering Committee, and Johnson Controls Inc. Supplier Council. Mr. Moreland is active in the Grand Haven community and has been involved in AYSO Kids Soccer Teams, TCKL Kids Baseball Teams, and YBL Kids Basketball Teams. We determined that Mr. Moreland should be a member of our Board based on a number of factors. Mr. Moreland has many years of experience leading a custom spring manufacturing business. His involvement in a number of organizations in the Grand Haven community is also valuable to us.

Bruce C. Rice (Director) is President of ESCO Company, a chemical manufacturer, located in Muskegon County. He has served as President since 1999. He joined ESCO in 1991 and served as the company's Vice President of Administration and Finance before becoming President. Mr. Rice, who is a CPA, was employed by Shaw-Walker company from 1987 to 1991, where he served as its Manager of Internal Audit, and later as the company's corporate comptroller. He also worked for the firm of BDO Seidman in Muskegon, from 1984 to

1987. Mr. Rice, a longtime Muskegon resident, received his Bachelor of Business Administration from Grand Valley State University in 1983, and his Master of Business Administration from the same school in 2001. He is a member of Muskegon Rotary, and is on the Leadership Council at St. Mark's Lutheran Church. Mr. Rice has previously served as Board Chair at United Way of Muskegon County and as a trustee for the Community Foundation of Muskegon County. Mr. Rice's business experience as President of a chemical manufacturing company, and his financial expertise led us to conclude that he should be a member of our Board. Mr. Rice's financial expertise is especially valuable to us in his role as Chairman of our Audit Committee.

Jonathan L. Smith (Director), since 2005, has served as Manager of his consulting business, Gull Consulting, LLC, which assists commercial banks with strategic planning and performs commercial real estate advisory work. Also, from March 2009 to November 2009, Mr. Smith served as Executive Vice President and Chief Credit Officer of Orion Bank in Naples, Florida. From January 2007 until March of 2009, Mr. Smith served as President and Chief Executive Officer of Kindel Furniture, a manufacturer of luxury residential furniture that is marketed and sold globally. From 2006 to May of 2007, Mr. Smith was employed by Investment Property Associates, Inc. ("IPA"), where he was responsible for strategic planning and special project developments. IPA developed and managed apartment communities, medical facilities, professional office buildings, banks, and retail shopping centers. From 2003 through 2005, Mr. Smith was an Executive Vice President of Fifth Third Bank, and was responsible for all corporate banking activities of Fifth Third Bank in West Michigan. From 2000 through June of 2003, Mr. Smith worked for Citigroup Private Bank — Chicago, where he was responsible for an ultra high net worth banking group. He was a senior officer of Security Capital Group, a real estate operating company listed on the New York Stock Exchange, from 1997 to 2000. For 22 years prior to 1997, Mr. Smith worked for Citigroup, where he had a variety of national and international business responsibilities, including responsibilities in specialty areas such as commercial real estate, asset based lending and leveraged buy-outs. He holds a Master of Business Administration degree from the University of Michigan and a degree with high honors in economics from Hobart College. Mr. Smith's extensive background and experience in the business of banking, particularly in the areas of commercial credit, lending and commercial real estate, as well as his experience on the board of another publicly held company, led us to conclude that he should serve on our Board.

Roger W. Spoelman (Director) is President and CEO of Mercy Health Partners in Muskegon. This regional hospital is the major employer in Muskegon County. Mr. Spoelman has served as its President since 1998. Previously Mr. Spoelman was president and CEO of Muskegon General Hospital from 1987 to 1998, when it merged with Muskegon Mercy Community Health Care System. Mr. Spoelman had worked for Muskegon General Hospital since 1981. Mr. Spoelman earned his Bachelor of Arts Education from Trinity College and his Master of Business Administration from California Coast University. Mr. Spoelman serves on a number of Boards including Munson Healthcare and Saint Mary's Health Systems, International Aid, Muskegon Community Health Project, West Michigan Osteopathic Foundation, The Cochlan Group, Lakeshore Health Network Physician Hospital Organization, Open Doors and CURE International. Mr. Spoelman's experience leading a major hospital in our community and extensive involvement in many organizations were major factors in our determination that he should be a member of our Board.

Tracey A. Welsh (Senior Vice President, Chief Financial Officer and Treasurer of Community Shores and the Bank) is a certified public accountant and has 20 years of bank accounting experience. Ms. Welsh joined Community Shores in 1998, before its initial public offering. She served as Controller of the Bank from early 1999, when the Bank commenced operations, until January of 2002. From 2002 through November of 2003, Ms. Welsh served as Vice President, Chief Financial Officer and Treasurer of Community Shores and Vice President and Chief Financial Officer of the Bank; and since November of 2003 has served as Senior Vice President, Chief Financial Officer and Treasurer of Community Shores and Senior Vice President and Chief Financial Officer of the Bank. Ms. Welsh has also served as Treasurer of the Bank since 2007. She is a member of the AICPA and serves on the Michigan Bankers Association's Funds Management Committee. Ms. Welsh is the President and a Board member of Mercy Health Partners Life Counseling of Muskegon, the Treasurer and a Board member of the Humane Society of Kent County and a Board member of the Timberland Charter Academy in Muskegon.

John M. Clark (Senior Vice President and Secretary of Community Shores and Senior Vice President, Commercial Loan Department Head, and Secretary of the Bank) has over 11 years of commercial banking experience. Mr. Clark joined the Bank in 2006 as a Vice President in the Commercial Loan Department. He served as a commercial lender for the Bank until 2008 when he assumed the additional role of Commercial Loan Department Head for the Bank. In 2009, Mr. Clark was promoted to his present positions of Senior Vice President, Commercial Loan Department Head and Secretary of the Bank, and Senior Vice President and Secretary of Community Shores. From 1991 to 2006, prior to joining the Bank, Mr. Clark served as President of Barrett-Clark, Incorporated, a remanufacturer of automotive parts and a producer of wood products. Mr. Clark is a Board member of the Tri-Cities Youth Soccer Organization and a member of the Fund Development Committee for the Muskegon County Catholic Education Foundation.

Corporate Governance

Director Independence

Applicable rules of The Nasdaq Stock Market ("Nasdaq") require that a majority of our Board of Directors be independent. In February of 2010, our Board of Directors reviewed the independence of our directors and determined that each of our directors, including those nominated for election at the annual meeting, are independent as defined by applicable Nasdaq rules, with the exception of Ms. Brolick. In making this determination, our Board of Directors has concluded that none of the independent directors has a relationship that in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Ms. Brolick is not considered independent because she is one of our executive officers.

Board Meetings

During 2009, our Board of Directors held a total of 13 meetings. During 2009, each director attended at least 75% of the total number of meetings of our Board and its committees on which he or she then served.

Board Committees

Our Board of Directors has, and appoints members to, three standing committees: the Audit Committee, the Compensation Committee, and the Governance Committee. The membership of these committees, as of March 1, 2010, was as follows:

Audit Committee	Compensation Committee	Governance Committee
Steven P. Moreland	Robert L. Chandonnet	Gary F. Bogner
Bruce C. Rice*	Steven P. Moreland	Robert L. Chandonnet*
Roger W. Spoelman	Bruce C. Rice	Bruce J. Essex
	Roger W. Spoelman*	

*Committee chairman

Each of the members of these committees is an independent director as defined by applicable Nasdaq rules. Each of these committees has a charter that has been approved by our Board of Directors and is available in the investor relations section of our website, www.communityshores.com.

Board of Directors Meetings and Committees

Audit Committee. The Audit Committee has three members and met four times in 2009. The Audit Committee assists our Board of Directors in overseeing our financial reporting process, internal controls and audit functions, and is directly responsible for the appointment, evaluation, retention and compensation of our independent registered public accounting firm. More information about the Audit Committee is included below under the heading "Audit Committee Report."

Compensation Committee. The Compensation Committee has four members and met twice in 2009. The Compensation Committee assists our Board of Directors in carrying out its responsibilities relating to our compensation and benefit programs and policies. Subject to the authority of our Board of Directors, the Compensation Committee determines our overall compensation philosophy, and seeks to ensure that our compensation and benefit programs are competitive and closely related to our performance and that of our employees. The Compensation Committee's responsibilities include:

- reviewing and recommending to our Board of Directors corporate and personal goals for the most senior executive officers of Community Shores and the Bank, evaluating their performance based on those goals, and recommending or determining their compensation based on the evaluation;
- reviewing and approving individual compensation, including salaries, bonuses, stock options and benefits for our other executive officers;
- administering and making recommendations to our Board of Directors regarding cash and stock-based compensation and incentive plans;
- reviewing and making recommendations to our Board of Directors regarding compensation of our directors; and
- reviewing and making recommendations to our Board of Directors regarding our personnel policies and programs.

The Compensation Committee charter grants the Compensation Committee the authority, in its discretion, to delegate its powers and authority to subcommittees of the Compensation Committee. The Compensation Committee may confer with our President and Chief Executive Officer regarding her compensation, and receives recommendations from her regarding the compensation for our other executive officers. The Compensation Committee considers the information and recommendations that it receives, and independently determines, or recommends to the Board of Directors for determination, the compensation of our executive officers.

Governance Committee. The Governance Committee has three members and met one time in 2009. The Governance Committee assists our Board of Directors in fulfilling its responsibilities that relate to our corporate governance principles and procedures. The Governance Committee's responsibilities include:

- recommending candidates for election to our Board of Directors;
- making recommendations for the composition of our Board of Directors and its committees;
- monitoring the process to assess Board effectiveness; and
- developing, implementing and updating our corporate governance guidelines.

The Governance Committee will consider as potential nominees persons that our shareholders recommend. Recommendations should be submitted to the Governance Committee in care of the Secretary of Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441. Recommendations of nominees should be received by our Secretary at least 120 days before the anniversary date of the immediately preceding annual meeting of our shareholders. Each recommendation should include:

- the name and address of the shareholder making the recommendation;
- the name, age, business address and, if known, residence address of each nominee being recommended;
- the principal occupation or employment of each nominee being recommended;
- the number of shares of our stock that are beneficially owned by each nominee being recommended, and by the recommending shareholder;

- any other information about each nominee being recommended that must be disclosed by nominees in a proxy solicitation pursuant to Regulation 14A of the Securities Exchange Act of 1934;
- that the recommendation is that our Board of Directors or Governance Committee consider, nominate, and present the nominees to the shareholders as nominees of the Board of Directors, and whether the shareholder intends to nominate the nominees directly at a meeting of the shareholders;
- whether the shareholder and the nominees being recommended do or do not intend to solicit proxies from other shareholders to vote at a meeting of shareholders, and a description of the intended solicitation; and
- the executed consent of each nominee being recommended to serve as a director if elected.

The Governance Committee intends to consider every nominee recommended by a shareholder in accordance with the notice requirement and procedures described above. In addition, the Governance Committee may, in its discretion, consider informal suggestions by our shareholders of possible nominees.

Shareholders who wish to effectively nominate a person for election to our Board of Directors themselves, as contrasted with recommending a potential nominee to the Governance Committee for it to consider and nominate, must comply with the advance notice and other requirements presently set forth in article IV of our articles of incorporation.

Our Board of Directors has used an informal process to identify potential candidates for nomination as directors. Candidates for nomination have been recommended by an executive officer or director, and considered by the Governance Committee. Generally, candidates have been members of the West Michigan community who have been known to one or more of our Board members. The Governance Committee has not adopted specific minimum qualifications that it believes must be met by a person it recommends for nomination as a director. In evaluating candidates for nomination, the Governance Committee will consider the factors it believes to be appropriate. These factors would generally include the candidate's independence, personal and professional integrity, business judgment, relevant experience and skills, and potential to be an effective director in conjunction with the rest of our Board of Directors in collectively serving the long-term interests of our shareholders. We do not have a specific policy relating to the consideration of diversity in identifying director candidates. However, the Governance Committee does consider the diversity of our Board when identifying director candidates. Among the types of diversity that it considers are diversity in viewpoint, professional experience, education, race, gender and national origin. The amount of consideration given to diversity varies with the Governance Committee's determination of the extent to which we would benefit from expanding the Board's diversity in a particular area.

Although the Governance Committee has the authority to retain a search firm to assist it in identifying director candidates, there has to date been no need to employ a search firm. The Governance Committee does not evaluate potential nominees for director differently based on whether they are recommended to the Governance Committee by a shareholder.

Board Leadership Structure and Role in Risk Oversight

Currently, and for the past several years, our Board of Directors has separated the positions of Chairman of the Board and Chief Executive Officer. Our Chairman of the Board is Mr. Bogner, who is an independent director. Our Chief Executive Officer is Ms. Brolick. In addition, our Board periodically meets in executive session, without the presence of management.

Our Board of Directors oversees our risk management, and is actively involved in enterprise-wide risk management. The Audit Committee of our Board of Directors evaluates risk on an annual basis using a rolling three-year Internal Audit Risk Matrix. Risk levels in a particular area are rated as low, moderate or high based upon the Office of the Comptroller of the Currency's Community Bank Risk Assessment System. Input on the risk factors, recent trends, changing economic factors and regulatory issues are considered and discussed with our internal audit firm, Plante & Moran, PLLC. The scope of each area's audit work is then determined.

The members of the Audit Committee also discuss various financial reporting and accounting risk factors with our independent registered public accounting firm, Crowe Horwath LLP ("Crowe Horwath").

The Board of Directors regularly receives reports from the Chairman of the Audit Committee on risk factors, audit findings and related corrective measures.

Communications with Directors

We have a process for our shareholders to send communications to our Board of Directors. Communications should be sent to the Secretary of Community Shores. Shareholder communications may be directed to our Board of Directors or to specific individual directors. Our Secretary has discretion to screen and not forward to directors communications that he determines, in his discretion, are unrelated to our business or governance, commercial solicitations, offensive, obscene or otherwise inappropriate. Our Secretary collects and organizes all shareholder communications that are not forwarded to the directors, and they are available to any director upon request.

Attendance at Annual Meetings

Our Board of Directors has a policy that states that all directors are expected to attend each annual meeting of our shareholders unless compelling personal circumstances prevent attendance. All of our directors, with the exception of Jonathan L. Smith, attended last year's annual meeting.

Code of Ethics

We have adopted a written code of ethics that applies to all our directors, officers and employees, including our chief executive officer and our chief financial and accounting officer. We have filed a copy of our code of ethics as an exhibit to our annual report to the Securities and Exchange Commission ("SEC") on Form 10-K for the year ended December 31, 2009.

Audit Committee Report

Each member of the Audit Committee is independent, as independence for audit committee members is defined in the Nasdaq listing standards and the rules of the SEC. The Audit Committee's primary purpose is to assist the Board of Directors in overseeing:

- the accounting and financial reporting process;
- audits of financial statements;
- internal accounting and disclosure controls; and
- the internal audit functions.

In carrying out its responsibilities, the Audit Committee supervises the relationship between Community Shores and its independent registered public accounting firm, including having direct responsibility for the independent registered public accounting firm's appointment, compensation and retention, and reviewing the scope of its audit services, and approving audit and permissible non-audit services. The Audit Committee reviews and discusses the annual and quarterly financial statements, as well as the internal audit plan.

Management is responsible for the preparation, presentation and integrity of Community Shores' financial statements and for the appropriateness of the accounting principles and reporting policies that are used. Management is also responsible for Community Shores' system of internal controls, and reporting to the Audit Committee on any significant deficiencies or material weaknesses that are found. Our independent registered public accounting firm for 2009, Crowe Horwath, is responsible for auditing the financial statements and for reviewing the unaudited quarterly financial statements.

The Audit Committee reviewed with Crowe Horwath the overall scope and plan of the audit. In addition, the Audit Committee met with Crowe Horwath, with and without management present, to discuss the results of Crowe Horwath's audit, the overall quality of Community Shores' financial reporting and such other matters as are required to be discussed with Audit Committees under standards of the Public Company Accounting Oversight Board (United States). The Audit Committee has also received from, and discussed with Crowe Horwath the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees) as amended.

The Audit Committee has discussed with Crowe Horwath that firm's independence from management and Community Shores, and has received from Crowe Horwath the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Crowe Horwath's communications with the Audit Committee regarding independence. The Audit Committee has also considered the compatibility of audit related, tax, and other services with Crowe Horwath's independence.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements in the annual report on Form 10-K for the year ended December 31, 2009 with both management and our independent registered public accounting firm. The Audit Committee's review included a discussion of the quality and integrity of the accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the financial statements.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2009 for filing with the SEC. The Audit Committee evaluated and appointed Crowe Horwath as Community Shores' independent registered public accounting firm for 2010.

Audit Committee

Steven P. Moreland
Bruce C. Rice
Roger W. Spoelman

Executive Compensation

Summary Compensation Table

The following table provides information regarding the compensation earned by the named executive officers for the two years ended December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (1)	Total ($)
Heather D. Brolick	2009	195,300	0	0	0	0	0	4,354	199,654
President and Chief Executive Officer of Community Shores and the Bank	2008	195,300	0	0	0	0	0	9,404	204,704
Tracey A. Welsh	2009	129,300	0	0	0	0	0	3,245	132,545
Senior Vice President, Chief Financial Officer and Treasurer of Community Shores and the Bank	2008	129,300	0	0	0	0	0	6,070	135,370

(1) Consists of the matching contribution made by the Bank to the named executive officer's 401(k) plan account and group term life insurance premiums paid by the Bank on behalf of the named executive officers.

Base Salary and Bonus

Consistent with our objective of attracting and retaining highly qualified and experienced employees, we establish base salary ranges for our executive officers that are intended to be slightly above the market for comparable positions. Base salary data for comparable industry positions are reviewed annually from survey data obtained from the Michigan Bankers Association and Crowe Horwath's Financial Institutions Compensation Surveys. The SNL Executive Compensation Review is used biannually for comparative evaluation to like-sized companies located in surrounding Midwestern states and Michigan. Annual salary increases are tied to objective performance-based criteria established by the Compensation Committee.

Employment Agreements

We do not have employment agreements or change in control agreements with any of our executive officers or other employees.

401(k) Plan

Our executive officers and most of our other employees are eligible to participate in our 401(k) plan. For 2009, through May 31, we provided for each eligible participant a matching contribution to the plan. The matching contribution was equal to 100% of the first 3%, and 50% of the next 3%, of the amount of compensation that the participant contributed to the plan. All matching contributions are 100% vested when contributed to the plan. We may also make additional discretionary matching contributions or a discretionary profit-sharing contribution to the plan. We did not make an additional matching or profit-sharing contribution to the plan for 2009. To help reduce our compensation expenses, we suspended our matching contribution effective June 1, 2009. All of our executive officers participated in the 401(k) plan during 2009 and received matching contributions through May 31, 2009.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table provides information as of December 31, 2009 regarding equity awards, including unexercised stock options, for each of the named executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Heather D. Brolick .	10,000	0	0	10.00	7/30/12	0	0	0	0
Tracey A. Welsh . . .	7,500	0	0	10.00	9/24/12	0	0	0	0

(1) The option for 10,000 shares granted to Ms. Brolick vested in four installments over a three year period at the rate of 2,500 shares per year, commencing on the July 31, 2002 grant date. The option for 7,500 shares granted to Ms. Welsh vested in four installments over a three year period at the rate of 1,875 shares per year, commencing on the July 31, 2002 grant date.

Director Compensation for 2009

The following table provides information about the compensation of our directors for the year ended December 31, 2009.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Gary F. Bogner	4,200	0	0	0	0	0	4,200
Robert L. Chandonnet	2,800	0	0	0	0	0	2,800
Bruce J. Essex	3,500	0	0	0	0	0	3,500
Steven P. Moreland	3,000	0	0	0	0	0	3,000
Bruce C. Rice	3,050	0	0	0	0	0	3,050
Jonathan L. Smith	3,650	0	0	0	0	0	3,650
Roger W. Spoelman	2,750	0	0	0	0	0	2,750

(1) Our President and Chief Executive Officer, Ms. Brolick, who is also a director, has been omitted from this table because she received no special compensation for serving on our Board of Directors. Her compensation is included in the Summary Compensation Table.

(2) No option awards were made to our directors during 2009. As of December 31, 2009, our current and former non-employee directors held the following option awards to acquire our common stock: Messrs. Bogner, Chandonnet, and Essex, two option awards each, covering for each an aggregate of 4,000 shares; Messrs. Rice and Spoelman, one option award each, covering for each 2,000 shares. Messrs. Moreland and Smith did not hold any option awards as of December 31, 2009.

Compensation Arrangements for Non-Employee Directors

Each of our current directors is also a director of the Bank, which is a wholly owned subsidiary of Community Shores. The fees shown in the table above include compensation earned for service on the Boards of Directors of Community Shores and the Bank.

During 2009, the non-employee directors were paid a $2,000 retainer. For 2009, through March of that year, for each meeting of the Board of Directors of Community Shores or the Bank that they attended, and each meeting of a committee of either Board that they attended, they received a $250 fee. The Chairman of each committee of the Board of Directors of Community Shores or the Bank received an additional fee of $50 for each meeting of the committee that he chaired. The Chairman or Vice Chairman of the Board of Directors of Community Shores and the Bank, when presiding, received an additional $150 for each meeting of the Board of Directors that he chaired. Effective April 1, 2009, all director compensation was suspended.

During periods when meeting fees are being paid to directors, when meetings are held on the same day of the Boards of Directors of Community Shores and the Bank, or of committees of each having the same name or performing similar functions, directors and chairmen usually receive only one meeting and chairman fee for the two Board or committee meetings. We presently expect that our suspension of director fees will continue through 2010.

The Compensation Committee of our Board of Directors reviews director compensation at least annually, and recommends to our Board of Directors for approval any changes that the Compensation Committee deems appropriate.

Transactions with Related Persons

The Bank has had, and expects in the future to have, loan transactions in the ordinary course of business with our directors, executive officers, or their immediate family, or companies they have a material interest in, on substantially the same terms as those prevailing for comparable transactions with others. All such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. Based on a review of filings, we believe that all reports required to be filed under Section 16(a) for 2009 were timely filed.

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of our Board of Directors has appointed Crowe Horwath as our independent registered public accounting firm for the year ending December 31, 2010. Crowe Horwath has served as our independent auditor since we were formed in 1998. Services provided to us by Crowe Horwath in 2009 are described under the heading "Principal Accountant Fees and Services," below.

Our Board of Directors is asking our shareholders to ratify the selection of Crowe Horwath as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, our Board is submitting the selection of Crowe Horwath to our shareholders for ratification as a matter of good corporate practice.

Representatives of Crowe Horwath plan to attend the annual meeting of shareholders, will have the opportunity to make a statement if they desire to do so, and will respond to appropriate questions by shareholders.

Our Board of Directors recommends that you vote FOR ratification of the appointment of Crowe Horwath as our independent registered public accounting firm for 2010.

In the event shareholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee and our Board of Directors. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in our best interest and the best interest of our shareholders.

Principal Accountant Fees and Services

The following table shows the fees for professional services of Crowe Horwath for audit and other services they provided to us for 2009 and 2008.

	2009	2008
Audit Fees (1)	$79,500	$75,000
Audit-Related Fees	0	0
Tax Fees (2)	18,100	16,950
All other fees (3)	41,595	32,090

(1) Includes the aggregate fees billed for professional services rendered by Crowe Horwath for 2009 and 2008 for the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q.

(2) Principally tax compliance services (including U.S. federal and state tax returns), review of quarterly tax computations and consultations regarding various tax strategies.

(3) Principally regulatory compliance review services, deferred tax asset valuation review services and SOX 404 planning for 2009. Principally regulatory compliance review services for 2008.

The Audit Committee's policy is to pre-approve all audit services and non-audit services that are to be performed for us by our independent auditors. This duty has not been delegated to any one or more designated members of the Audit Committee. All of the services described in the table above were pre-approved by the Audit Committee.

Shareholder Proposals for 2011 Annual Meeting

A proposal submitted by a shareholder for the 2011 annual meeting of shareholders must be sent to the Secretary, Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441, and received by December 10, 2010 in order to be eligible to be included in our proxy statement for that meeting.

A shareholder who intends to present a proposal for the 2010 annual meeting of shareholders, other than pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must provide us with notice of such intention by February 23, 2011, or the persons named in the proxy to vote the proxies will have discretionary voting authority at the 2011 annual meeting with respect to any such proposal without discussion of the matter in our proxy statement. A shareholder intending to present a proposal for the 2011 annual meeting of shareholders must also comply with the advance notice and other requirements set forth in our bylaws.

Other Matters

Our Board of Directors does not know of any other matters to be brought before the annual meeting. If other matters are presented upon which a vote may properly be taken, it is the intention of the persons named in the proxy to vote the proxies in accordance with their best judgment.

(This page intentionally left blank)

COMMUNITY SHORES BANK CORPORATION

2009 ANNUAL REPORT

DECEMBER 31, 2009

Selected Financial Information

At or For the Year-Ended December 31,	2009	2008	2007
(dollars in thousands, except per share data)			
Results of Operations:			
Net interest income	$ 6,786	$ 6,890	$ 7,974
Provision for loan losses	2,608	1,944	1,932
Non-interest income	1,971	2,122	1,691
Non-interest expense	10,993	8,727	9,033
Loss before income tax	(4,843)	(1,659)	(1,300)
Income tax expense (benefit)	119	(632)	(528)
Net loss	(4,962)	(1,027)	(772)
Financial Condition:			
Total assets	231,430	255,612	273,458
Total loans	183,248	205,153	230,219
Allowance for loan losses	3,782	4,351	3,603
Securities	27,491	25,380	19,822
Deposits	198,577	219,566	237,950
Federal funds purchased and repurchase agreements	7,000	5,814	4,401
Notes payable and other borrowings	15,500	14,700	14,706
Shareholders' equity	9,740	14,946	15,614
Performance Ratios:			
Return on average assets	(1.97%)	(0.38%)	(0.30%)
Return on average shareholders' equity	(36.34)	(6.55)	(4.71)
Net interest margin (tax equivalent)	3.01	2.76	3.34
Efficiency ratio	125.53	96.84	93.46
Per Share Data:			
Earnings per share — basic	$ (3.38)	$ (0.70)	$ (0.53)
Earnings per share — diluted	(3.38)	(0.70)	(0.53)
Book value per share	6.63	10.18	10.63
Capital Ratios of Bank:			
Tier 1 risk-based capital	9.15%	9.70%	9.04%
Total risk-based capital	10.41	10.96	10.29

To our Shareholders

The year of the "Great Recession" was difficult for our Nation, our State, our local communities, and for your local community bank. In spite of losses sustained in unprecedented economic conditions, we remain well capitalized and committed to fulfilling a strategically important role in the financial health of the markets we serve. We continue to focus on professionally, conscientiously and prudently delivering quality financial services based upon fundamental, community banking values and principles. These civic minded concepts are the basis upon which our business model was founded, and they will sustain us as we work toward achieving our primary objective: returning your Company to profitability.

A Look Back

We knew entering 2009 that it would be a challenging year. The financial crisis, which began in 2007 and intensified significantly toward the latter half of 2008, showed no signs of abating. While unable to anticipate the depth of the ensuing downturn, management and your board of directors recognized that there would likely be an increased level of credit losses. To counteract this, we continued to implement our strategy of preserving capital through active balance sheet management. As a result, average earning assets were reduced by 10 percent.

Concurrently, we worked to improve net interest margin, realizing an increase of 25 basis points over 2008. This was reflective of an upward movement in market rates on credit extended, as well as a pronounced decrease of 85 basis points in the average rate paid on interest bearing deposits. Continuing a series of cost cutting measures, we extended our salary and wage freeze and eliminated the matching contribution on our employee 401(k) plan. Health insurance expenses were held at 2008 levels through a change in plan options and benefits. In the second quarter, the Board of Directors eliminated their retainer and meeting fees. These actions resulted in an additional savings of $423 thousand over 2008.

Asset Valuations

As with most Michigan banks, we experienced elevated levels of past due and troubled credits throughout 2009. Our Muskegon market's unemployment rate climbed from 10% in July of 2008 to 16.9% a year later. Fortunately, in tandem with some economic improvement, we appear to have turned the corner and are now trending downward having declined to an estimated 16.2% at year-end. Unfortunately, the negative consequences have already been realized on many fronts.

One such consequence was the impact on our local real estate market. We anticipated that this sector would continue to be stressed, budgeting for higher loan loss provision expenditures as well as increased legal and collection costs. What we were unable to accurately gage was the severity of the downward spiral in real property values. While national and local media drew attention to the problems experienced by homeowners, whose mortgages began to exceed the value of their homes, little was communicated about the impact on commercial real estate or residential development.

Community Shores Bank's total construction and land development loans, as a percentage of total loans, has historically been lower than that of our peer group; however, the depth and duration of this poor economic cycle made almost any extension of credit to this sector high risk and problematic. As conditions continued to deteriorate throughout 2009, the rapidity and severity of mark to market adjustments became unprecedented. Collateral margins, already depressed, quickly eroded. As economic recovery begins to take hold in Michigan, there could be subsequent gains on sale. Were a dreaded "double dip" in economic conditions to occur, values could, yet again, be forced downward; although many would argue that real property should maintain some form of intrinsic value.

Opportunities

At this juncture, you too may be attempting to assess the prospects of economic recovery for Michigan while reflecting upon last year's seminal events. Certainly, while recent indicators paint a picture of slow but ongoing national recovery, the Michigan outlook is tempered by its historical reliance on the automotive sector and an extremely high unemployment rate. Yet, while the challenges are surely significant, simple stabilization in the State's economy, at or near its current level, would allow for some guarded optimism about prospects for 2010.

Recent news stories about "wrongful foreclosures," highlight the potential for logistical, oversight and management problems at large, non-community based banks. Regional bank competitors have decreased activity in our local markets. Many of their credit administration functions, working with borrowers experiencing financial difficulty, or having had a change in financial condition, are dealt with out of state or out of the immediate market area by personnel that do not personally know the customer, the business, our cities, townships and villages.

In contrast, we continue to have local lenders and professional staff, people who know not only the customer, but their character and history, work extensively with our financially troubled businesses and individuals. This better enables us to find solutions that work for everyone: the bank, the customer and ultimately our community. We believe that our commitment to these values and business practices, those of a locally controlled community bank, provide us with significant market share potential entering a period of recovery.

The last few years have been painful and we value and thank you for your support. We have experienced market and economic events the equivalents of which have not been seen since the Great Depression. Despite the formidable hurdles presented, we have managed through the challenges; gaining invaluable knowledge in the process. We firmly believe that the way we differentiate ourselves, under these adverse conditions, clearly sets us apart. It positions us to emerge from this economic cycle with opportunity and strong prospects for the future.

Sincerely,



Heather D. Brolick
President and CEO

Community Shores Bank Corporation
Muskegon, Michigan

2009 Annual Report

Contents

INTRODUCTION

Community Shores Bank Corporation ("the Company") is a Michigan corporation and is the holding company for Community Shores Bank ("the Bank") and Community Shores Mortgage Company ("the Mortgage Company"), a wholly-owned subsidiary of the Bank. On September 27, 2002, the Company created Community Shores Financial Services ("CS Financial Services"). In December 2004, a business trust subsidiary was formed called Community Shores Capital Trust I ("the Trust").

The Bank commenced operations on January 18, 1999. The Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The Bank provides a full range of commercial and consumer banking services in Muskegon County and Northern Ottawa County, Michigan. The Bank currently has four locations from which to serve the communities of Muskegon and Grand Haven.

The Mortgage Company, a wholly-owned subsidiary of the Bank, was formed on March 1, 2002 by transferring a majority of the Bank's commercial and residential real estate loans in exchange for 100% of the equity capital of the Mortgage Company. On the day that the Mortgage Company commenced operations it began originating residential mortgage loans with the intent to sell them to a third party for a profit. The Bank services all of the portfolio loans held by the Mortgage Company pursuant to a servicing agreement. Management chose to form the Mortgage Company to provide better customer service and to increase the profitability of the mortgage function as well as the consolidated Company.

The Company filed an election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and on September 27, 2002 received regulatory approval. At that time the Company formed CS Financial Services. Currently the only source of revenue that CS Financial Services receives is referral fee income from a local insurance agency, Lakeshore Employee Benefits, formerly Lead Financial. Lakeshore Employee Benefits offers amongst other things employer-sponsored benefit plans. CS Financial Services has the opportunity to earn a referral fee for each sale of employer-sponsored benefits that is transacted by Lakeshore Employee Benefits as a result of a referral made by CS Financial Services. On April 16, 2009, the Company withdrew its election to be a financial holding company. The election was acknowledged by the Federal Reserve Bank of Chicago. The passive income derived from CS Financial Services' affiliation with Lakeshore Employee Benefits is unaffected by this change.

In December of 2004, the Company formed Community Shores Capital Trust I, a Delaware business trust. The Trust is administered by a Delaware trust company, and two individual administrative trustees who are employees and officers of the Company. The Trust was established for the purpose of issuing and selling its preferred securities and common securities and used the proceeds from the sales of those securities to acquire subordinated debentures issued by the Company. A majority of the net proceeds received by the Company was used to pay down the outstanding balance on the Company's line of credit. The remaining proceeds were used to contribute capital to the Bank as well as support the general operating expenses of the Company, including the debt service on the Company's subordinated debentures.

The Company's balance sheet declined by $24.2 million in 2009 compared to a decrease of $17.8 million in 2008. In both 2008 and 2009 the Company had consolidated losses stemming from deterioration in credit quality and the need for large loan loss provisions, devaluation of foreclosed real estate and escalating credit administration expenses. In spite of the recorded losses, the Bank remained well capitalized according to regulatory capital standards in both 2008 and 2009. The Bank's total risk based capital ratio was 10.96% on December 31, 2008 and 10.41% on December 31, 2009. During both years, the Bank selectively reduced its risk weighted assets to offset the effect of declining tier 1 capital (basically shareholders' equity) allowing the ratio to remain above the 10% minimum required to be well capitalized. Additionally there is limited Bank asset growth projected for 2010. Growth is expected to remain dependent on the Bank achieving a level of profits needed to support the capital requirements of a well capitalized financial institution. No contributions of capital are budgeted to occur from the Company. The Company currently has limited resources with which to support the capital needs of the Bank. The Company's main liquidity resource is its cash account balance of approximately $1.0 million, however a majority of this is expected to be used to support its own operational expenses. Because of the uncertainty of the duration of the economic downturn and the related impact on credit quality and earnings, the Company is considering issuing subordinated debt. The proceeds would be used as a capital contingency plan for the Bank to help it maintain a total risk based capital ratio in excess of 10%.

As of December 31, 2009, the Bank had 60 full-time employees and 22 part time employees, a decrease of 4 full-time positions since December 31, 2008. Management does not anticipate increasing staff in 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The purpose of this section of the Annual Report is to provide a narrative discussion about the Company's financial condition and results of operations during 2009. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as disclosures found elsewhere in the Annual Report are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. One material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. Actual results could differ from the estimate.

Allowance for loan losses. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable incurred losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans and loan groupings, assessments of the impact of current and anticipated economic conditions on the portfolio and historical loss experience. See the Financial Condition section of Management's Discussion and Analysis and Notes 1 and 3 to the Company's consolidated financial statements for additional information.

Management believes the accounting estimate related to the allowance for loan losses is a "critical accounting estimate" because (1) the estimate is highly susceptible to change from period to period because of assumptions concerning the changes in the types and volumes of the portfolios and anticipated economic conditions and (2) the impact of recognizing an impairment or loan loss could have a material effect on the Company's assets reported on the balance sheet as well as its net income. Management has discussed the development of this critical accounting estimate with the Board of Directors, and the Audit Committee.

Income Taxes. Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's consolidated financial statements.

Net deferred tax assets are recorded to the extent it is believed that they will more likely than not be realized. In making such a determination, all available positive and negative evidence is considered, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event it is determined that deferred income tax assets are in excess of their realizable amount, an adjustment to the valuation allowance would be made which would increase the provision for income taxes.

In determining the possible realization of deferred tax assets, future taxable income from operations exclusive of reversing temporary differences and tax planning strategies that, if necessary, would be implemented to accelerate taxable income into periods in which net operating losses might otherwise expire is considered.

Interest and penalties related to unrecognized tax benefits are recognized within the federal income tax expense (benefit) line in the accompanying consolidated statements of income. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheets.

Foreclosed Assets. Foreclosed assets are acquired through or instead of loan foreclosure and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. During the time that foreclosed assets are waiting to be sold, there will be occasions that the Bank will need to reevaluate the individual market values of each asset. If there is evidence that the fair value has declined since the last evaluation, the Bank will incur an impairment charge in order to properly reflect the estimated fair value of the asset at the end of the reporting period. On a quarterly basis, the Bank's Credit Department analyzes foreclosed asset values to determine the level at which they should be held on our books.

FORWARD-LOOKING STATEMENTS

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Company, the Bank, the Mortgage Company and CS Financial Services. Words such as "anticipates", "believes", "estimates", "expects", "forecasts", "intends", "is likely", "plans", "projects", variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include, among others, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in the national and local economy; devaluation of real property; the ability of the Company to borrow money or raise additional capital to maintain or increase its or the Bank's capital position or to support future growth; and other factors, including risk factors, referred to from time to time in filings made by the Company with the Securities and Exchange Commission. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

2009 OVERVIEW

The Company's total assets declined by 9.5% to $231.4 million at December 31, 2009 and there was a net loss recorded of $4,962,000. For 2009, diluted losses per share of the Company were $3.38. Calculated loan loss provision escalated due to an increase in impaired and non-performing loans. Conversely, the Company's overall net interest margin increased 25 basis points because of a reduction in the Company's cost of funds. Mortgage related non-interest income was comparable in spite of the slumping real estate market. The Bank realized gains from selling investments in the first half of the year. Operating expenses rose dramatically because of increased burdens associated with troubled credit relationships and declining values on foreclosed asset holdings. There were two significant income tax transactions. The first one occurred in the second quarter. The Company created a full valuation allowance on its deferred tax assets. The second transaction was the recording of a current period Federal tax benefit as a result of the extension of the loss carryback period for Federal income taxes.

FINANCIAL CONDITION

Total assets decreased by $24.2 million to $231.4 million at December 31, 2009 from $255.6 million at December 31, 2008. The reduction in assets was mainly attributable to a $23.2 million decrease in loans (held for sale and portfolio).

Cash and cash equivalents decreased by $2.9 million to $2.8 million at December 31, 2009 from $5.7 million at December 31, 2008. The decrease was a result of lower balances on deposit at the Federal Reserve Bank of Chicago ("FRB") and at the Bank's main correspondent account on the last business day of 2009 compared to the last business day of 2008. Over the last couple of years, the core principals of cash management have been greatly affected by the current rate environment and the need to preserve capital. Prior to 2008, the FRB did not pay interest on excess balances on deposit. In 2008, the FRB began paying interest at a rate that most often exceeded the average federal funds sold rate. Additionally, balances held at the FRB are given a preferential risk rating when computing risk based capital ratios. Throughout the second half of 2008 and most of 2009, excess cash was held in the Bank's FRB account.

Securities increased by $2.1 million during 2009. The activity included purchases of $13.3 million, maturities and calls of $5.7 million and sales of $5.4 million. The net gain associated with the sales was $269,000. During the first half of the year, the Company implemented a strategy to realize market value gains within its securities portfolio to supplement earnings and capital. At year-end 2009 there were securities with a market value of $26.1 million pledged to secure public fund customers, the Federal Reserve Discount Window ("Discount Window"), Federal Home Loan Bank ("FHLB") advances, customer repurchase agreements, and treasury tax and loan balances. This was an increase of $0.8 million over 2008. The Bank strives to have roughly 10% of its investment portfolio unpledged. On December 31, 2009, 5.5% of investments were unencumbered. On December 31, 2008, less than 1% was unencumbered. In order to provide opportunity for additional pledging, to secure access to future liquidity and to maximize the return on the Bank's deposits, securities are being strategically purchased. It is likely that the Bank will make additional security purchases in 2010.

The fair value of investments has received much scrutiny over the past two years. The plight of the bond market in general and the weakened position of several government sponsored entities have affected market values. The market values of the Bank's investment portfolio have been analyzed. At year end 2009, there was only one security with an unrealized loss. The security is not deemed to have other-than- temporary impairment. At December 31, 2009, the unrealized losses totaled approximately $3,000 on securities with an amortized cost of $241,000. To reduce exposure to loss (both realized and unrealized) the investment policy has prudent diversification principles; one of them being issuer concentration. There were no holdings of securities of any one issuer, other than the U.S. Government and federal agencies, in an amount greater than 10% of the Bank's shareholders' equity.

Loans, including held for sale and portfolio loans, decreased 11% since year-end 2008. This is the same percentage that loans decreased in 2008. Loans held for sale were $1.1 million at December 31, 2009; down from $2.4 million at December 31, 2008. Loans held for sale reflect residential mortgages and Small Business Administration (SBA) loans that have been originated and are in the process of being sold to an investor. Portfolio loan balances were $183.2 million at December 31, 2009 down from $205.2 million at December 31, 2008.

Decreases to the commercial and commercial real estate portfolios comprised 76% of the total decline but there were decreases to nearly every category of loans. Residential real estate was the only loan classification that increased. Increases to the residential loan portfolio were $2.4 million from December 31, 2008 to year-end 2009. Although the reduction in total loans outstanding was significant, the commercial oriented concentration of the portfolio did not change. At December 31, 2009, the concentration of commercial and commercial real estate loans was 77% of the Bank's total loan portfolio, the same as year-end 2008. The economic condition of the country in general and Michigan specifically has called for an enhanced Company-wide credit risk management program. Simply put credit risk is the risk of borrower nonpayment typically on loans although it can be applicable to the investment portfolio as well. In both cases, avoiding portfolio concentrations in any one type of credit or in a specific industry helps to decrease risk; however, the risk of nonpayment for any reason exists with respect to all loans and investments. The Bank recognizes that credit losses will be experienced and will vary with, among other things, general economic conditions; the creditworthiness of the borrower over the term of the debt; and in the case of a collateralized loan, the quality of the collateral.

There is a very detailed process that has been developed by the Bank to estimate credit risk. The balance in the allowance for loan losses is based on management's estimation of probable incurred credit losses. The estimation is the result of loan portfolio analysis completed utilizing a detailed methodology prescribed in the Bank's credit policy. The loan portfolio is reviewed and analyzed on a regular basis for the purpose of estimating probable incurred credit losses. The analysis of the allowance for loan losses is comprised of two portions: general credit allocations and specific credit allocations. General credit allocations are made to various categories of loans based on loan ratings, delinquency trends, historical loss experience as well as current economic conditions. The specific credit allocation includes a detailed review of a borrower and its entire relationship resulting in an allocation being made to the allowance for that particular borrower. A loan becomes specifically identified when, based on current information and events related to that particular borrower, it is probable that the Company will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreement.

The allowance for loan losses is adjusted accordingly to maintain an adequate level based on the conclusion of the general and specific analysis. There are occasions when a specifically identified loan requires no allocated allowance for loan losses. To have no allocated allowance for loan loss, a specifically identified loan must be well secured and have a collateral analysis that supports a loan loss reserve allocation of zero.

At December 31, 2009, the allowance for loan losses totaled $3.8 million. The ratio of allowance to gross loans outstanding decreased to a level of 2.06% at December 31, 2009 compared to 2.12% at year-end 2008. At December 31, 2009, the allowance contained $1,727,000 in specific allocations for impaired loans whereas at December 31, 2008 there was $2,465,000 specifically allocated. During 2009, the Bank chose in many cases to charge off a portion of several loans that had specific allocations; leaving the remaining loan balance requiring no reserves. As a result, impaired loans requiring no allocations increased by $2.3 million and year over year charge offs increased significantly. In 2009, there were charge offs made of $1.9 million (58% of total charge offs) related to loans that held specific reserves at year end 2008.

The total of all allocations included in the allowance by loan class at December 31, 2009 and 2008 was as follows:

	2009		2008	
Balance at End of Period Applicable to:	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Commercial	$1,529,470	38.1%	$2,640,269	37.4%
Real estate — commercial	1,828,022	38.5	1,237,913	39.6
Real estate — residential	91,532	10.2	104,033	7.9
Real estate — construction	17,461	0.8	49,667	1.9
Consumer	315,647	12.4	319,021	13.2
Total	$3,782,132	100.0%	$4,350,903	100.0%

The methodology used to determine the adequacy of the allowance for loan losses is consistent with the prior year. However, in light of the current deterioration in credit quality, the Bank continues to enhance the process employed to calculate its historical loss migration as well as its process to evaluate collateral in the case of a specifically identified credit. Management will continue to monitor the allocation and make necessary adjustments based on portfolio concentration levels, actual loss experience, the financial condition of the borrowers and the economy.

Another factor considered in the assessment of the adequacy of the allowance is the quality of the loan portfolio from a past due standpoint. Due to a variety of causes, the Bank observed a year over year increase in overall past due and non-accrual loans of $1,000,000 with a majority of the increase occurring in the non-accrual category.

Loans Past due:	December 31, 2009	December 31, 2008	Increase (Decrease)
30-59 days	$1,317,000	$3,182,000	$(1,865,000)
60-89 days	882,000	1,257,000	(375,000)
90 days and greater	982,000	80,000	902,000
Non-accrual notes	8,118,000	5,780,000	2,338,000

Loans past due 30-59 days decreased $1.9 million since year end 2008. Bank staff is working diligently with customers to keep the level of past due payments down. This level of communication often assists lenders in proactively identifying troubled credits early which helps to minimize the magnitude of loss in some cases. In addition to our lenders, the Bank has two full-time employees dedicated to overseeing past due customer relationships. As a result of this diligence, the average number of days past due of the loans in the 30-59 day category was 41 compared to 43 days in 2008. Additionally, it is important to note that 38% of the aggregate total of loans past due 30-59 days at 2009 year-end had paid current by January 31, 2010.

The 60-89 day category decreased $375,000 since year-end 2008. The average number of days past due of the loans in the 60-89 day category was 71 compared to 76 days in 2008. A majority of the past due balances in this category were retail loans; only 38% of the total balance past due was commercial. Nonetheless, most of the collateral associated with these past due notes is real estate.

Notes 90 days and greater past due increased $902,000 since year-end 2008. One loan comprising 75% of the total past due at December 31, 2009, was brought current by January 31, 2010. The underlying collateral of this note is two mobile home parks. The Bank has been working with the borrower since the fall to come up with a plan for temporary payment relief to help improve the business' operating cash flow and allow loan payments to be timelier. The Bank successfully negotiated a temporary debt restructure in January. In exchange for the new one year agreement, the borrower pledged more collateral. Based on conservative collateral analysis, this loan required no reserve coverage at the end of 2009. The new borrowing terms are for a period of twelve months. This loan will be closely monitored during this time.

Non-accrual notes increased $2.3 million year over year. Approximately 27% of the total in this category are land development loans. The weak real estate market in Michigan has had a profound effect on this industry. A good portion of the other non-accrual notes are secured by developed real estate. The Bank is in various stages of foreclosure on properties that secure some of the notes. At December 31, 2009, there were specific allocations of $1.2 million in the allowance for any estimated collateral deficiency on the total non-accrual loan balance. It is anticipated that the foreclosed assets category of the Bank's balance sheet will increase as the foreclosure period ends on these loans and the collateral is marketed for sale by the Bank.

In addition to the specifically identified impaired loans quantified in Note 3, the Bank also has other potentially problem loans of approximately $9.8 million which are currently performing but management has classified them in categories that will subject them to a higher level of scrutiny. These particular classifications relate to specific concerns for each individual borrower and do not relate to concentration risk for a particular industry. The classification of these loans, however, does not necessarily imply that management expects losses but that the nature of the borrower's projects in the current economic environment deserve closer monitoring.

In addition to the rise in past due and non-accrual loans from 2008 to 2009, the ratio of net charge-offs to average loans rose to 1.64% in 2009 from .54% in 2008. Net charge-offs increased $1,980,000. The principal balances of these charge-offs aggregated $3.2 million, which is up from $1.3 million charged-off in 2008. During 2009, 72 loans were charged-off compared to 58 loans in 2008.

With the rise in non-performing loans, a solid credit process is essential. Management has an experienced officer leading the Bank's credit area. All lenders are focused on working with current customers to improve the quality of the Bank's loan portfolio. Bi-weekly meetings occur among loan personnel to discuss identified weak credits. In addition to frequent internal loan review sessions, the Bank expanded the third party credit review engagement. In addition to more coverage, the review is now split into two sessions to assist in capturing the effects of the rapidly changing credit environment.

Foreclosed assets increased $557,000 from December 31, 2008 to December 31, 2009. There are 34 properties that are currently being held by the Bank compared to 23 at year-end 2008. The largest addition totals nearly $1.5 million. The property consists of undeveloped land located in Muskegon County. The value of the property at December 31, 2009 was based on a current appraisal by an independent third party appraiser. During 2009, eight properties were sold. The proceeds from the sales aggregated to $392,000. There were losses of $74,000 on these transactions. On a quarterly basis, the Bank's Credit Department analyzes other real estate property values to determine the level at which they should be held on our books. These valuation adjustments amounted to $1.9 million in 2009. With the unstable real estate market, the increased holdings, and the increased duration these assets are likely to stay on the balance sheet, additional valuation adjustments are possible if real estate values continue to decline.

Other assets declined by $686,000 from year end 2008 to year end 2009. Deferred tax assets are included in the other asset category. Accounting guidance requires that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In accordance with the accounting guidance, the Company reviewed the components of its deferred tax asset and on June 30, 2009 determined that a full valuation allowance should be established. The decision was based on the profitability trend of the Bank since 2007 and the uncertainty of the duration of the current economic environment. The valuation allowance reduced other assets by $986,000.

Deposit balances were $198.6 million at December 31, 2009, down from $219.6 million at December 31, 2008. Increases in non-interest-bearing demand deposit accounts were more than offset by decreases in the balances of interest-bearing accounts.

Non-interest-bearing balances were $24.9 million at December 31, 2009; a year over year increase of $5.7 million or 30.0% and the number of non-interest-bearing demand accounts rose by 6% in the same time period. Bank-wide incentive programs have targeted growing these types of deposits. Another possible reason for the growth is changes to the Federal Deposit Insurance Corporation's ("FDIC") insurance programs. During the fourth quarter of 2008, the FDIC temporarily increased its deposit insurance coverage from $100,000 to $250,000. The temporary increase was scheduled to end on December 31, 2009. In the fourth quarter of 2009, it was extended until December 31, 2013. Additionally, for those bank's that opted in, there is a FDIC program developed which provided unlimited insurance coverage on non-interest demand deposit accounts and interest-bearing demand accounts that earn .50% or less. The program is called the Temporary Liquidity Guarantee Program ("TLGP"). The Bank opted to participate in the program on December 5, 2008 to provide its customers with as many alternatives as possible to protect their deposits. This program has a sunset date of June 30, 2010. Based on the widespread opinions in the banking community, it does not appear to be likely that the TLGP will be extended. If the TLGP is extended, it is likely that there will be a decrease in non-interest-bearing balances in the second half of 2010. Customers with balances in excess of the $250,000 FDIC insurance limit may withdraw funds in order to maximize their insurance coverage.

Interest-bearing demand accounts, consisting of both checking and money market, increased 33.9% during the year. The combined balances were $47.0 million at December 31, 2009 and $35.1 million at year-end 2008. Ninety-five percent of the $11.9 million of recorded growth was in the interest bearing checking category. Most interest bearing checking accounts had offering rates below the TLGP qualifying level during 2009. The unlimited insurance coverage is believed to be largely responsible for the dramatic increase between year end 2008 and year end 2009. Similar to the expectation for non-interest-checking balances, it is also assumed that interest-bearing-checking balances will experience a decrease in the second half of 2010 when the TLGP ends.

Savings accounts were down $2.3 million between the two year-end periods of 2009 and 2008. The balance at December 31, 2009 was $8.6 million. In addition to there being fewer customers in the Premium Sweep Savings product between year end 2008 and 2009, existing customers had lower balances at the like period ends.

Time deposits fell by $36.4 million. The decrease was comprised of local time deposits decreasing by $9.8 million and brokered deposits decreasing by $26.6 million. Brokered deposits are time deposits received from depositors located outside of our market area and are placed with the Bank by a deposit broker. Many factors and circumstances are considered when the Bank chooses to solicit brokered time deposits including short term liquidity projections and overall cost relative to local deposits. At December 31, 2009, approximately 26% of the Bank's total deposits reported were brokered compared to 36% a year earlier. The Bank used a significant portion of the proceeds from declining loan balances to decrease its concentration of brokered deposits.

Non-deposit funding sources at December 31, 2009 and 2008 for the Bank included repurchase agreements and FHLB advances. Another source available is borrowings from the Discount Window. Typically fluctuations in the Bank's daily liquidity position drive borrowings from the Discount Window. The Bank has roughly $17.5 million of borrowing capacity at the Discount Window to support unforeseen short-term liquidity fluctuations. To secure

Discount Window borrowings, the Bank has pledged securities with a market value of $6.9 million and eligible home equity loans totaling $10.6 million.

Repurchase agreement balances were $7.0 million at December 31, 2009, an increase of $1.2 million since the same period end in 2008. A repurchase agreement is treated like a short-term borrowing of the Bank. To secure the short-term borrowing (repurchase agreement), balances held by customers are typically collateralized by high quality government securities held within the Bank's security portfolio. The balance increase was due to one customer having over $1.5 million more in his account while other customers reduced their carrying balances between the two year-end periods.

As of the end of 2009, the Bank had the same three advances totaling $6.0 million from the FHLB outstanding as was reflected at December 31, 2008. The balance consists of three separate notes, which are all putable advances. All three instruments currently have rates ranging from 5.10% to 5.99% and are eligible to convert to a floating rate index at the option of the FHLB (put option). The option is contractually available to the FHLB once each quarter. If the option is exercised, the advance will convert to a floating rate based on a spread to LIBOR. In the event that the FHLB exercises its option and the note is converted, the Bank has the opportunity to repay the advance at that time with no prepayment fee. The applicable LIBOR rates are monitored every quarter by management to assess the likelihood of the FHLB converting any of the three notes. All three advances mature in 2010. Given the current rate environment and management's outlook for the next fiscal year it is unlikely that the advances will be called prior to their maturities. See Note 8 to the Company's Consolidated Financial Statements for further information on the individual maturity dates and outstanding principal. The Bank has no plans to renew the debt.

Subordinated debentures outstanding at December 31, 2008 and 2009 remained at $4.5 million. On December 17, 2004, the Trust, a business trust subsidiary of the Company, using the proceeds from the sale of 4,500 Cumulative Preferred Securities ("trust preferred securities") at $1,000 per security, purchased an equivalent amount ($4.5 million) of subordinated debentures from the Company. Similar to the rate on the trust preferred securities, the subordinated debentures carry a floating rate of 2.05% over the 3-month LIBOR and was initially set at 4.55125%. The stated maturity is December 30, 2034. Interest payments on the subordinated debentures are payable quarterly on March 30th, June 30th, September 30th and December 30th. The most recent payment was made on December 30, 2009. The current rate of interest is 2.30063%. Under applicable Federal Reserve Board guidelines, the trust preferred securities constitute a restricted core capital element. The guidelines provide that the aggregate amount of restricted core elements that may be included in tier 1 capital must not exceed 25% of the sum of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Any remaining amount is treated as tier 2 capital for risk-based capital purposes. At December 31, 2009, $3.615 million of the $4.5 million qualified for tier 1 capital at the Company and $885,000 qualified as tier 2. At December 31, 2008, all but $39,000 of the $4.5 million qualified for tier 1 capital at the Company.

The Company had a $5.0 million revolving line of credit with Fifth Third Bank ("Fifth Third") secured by the common stock of the Bank. The total balance outstanding at December 31, 2008 was $4,200,000. On May 5, 2009, the Company made a draw of $800,000 advancing the line fully. The revolving line of credit and its $5.0 million outstanding principal balance was converted to a term loan on December 18, 2009. The debt is still secured by the common stock of the Bank however, the rate did increase. The outstanding principal bears interest at a rate of 275 basis points above Fifth Third's prime rate; 175 basis points more than before. The current interest rate on the outstanding principal balance is 6.00% compared to 4.25% prior to refinancing. The maturity date of the term loan is January 3, 2011. The loan is not amortizing. Interest is payable quarterly in arrears on the last business day of March, June, September, and December. The term loan may be prepaid in whole or in part without any prepayment fee. The term loan includes covenants requiring maintenance of certain capital positions, availability of cash, levels of non-performing loans and assets beginning in March 2010, and return on asset ratios beginning in June 2010. The Company was in compliance with all required financial covenants at December 31, 2009 and expects to meet the required quarterly covenants until the loan matures in early 2011.

In 2009, Shareholders' equity decreased by a net amount of $5.2 million. The Company's 2009 consolidated loss was $4,962,000. Additionally there was a decrease in accumulated comprehensive income of $244,000 from a decline in the market value of the investment portfolio.

RESULTS OF OPERATIONS

The Company recorded a net loss for 2009 of $4,962,000 which was $3,935,000 more than the net loss of $1,027,000 recorded a year earlier. The difference represents a 383% decrease in earnings. On a per share basis there was a decline of $2.68, as the Company's diluted earnings per share decreased from $(0.70) in 2008 to $(3.38) in 2009. The Company had a retained deficit of $3.7 million at December 31, 2009 compared to retained earnings of $1.2 million at December 31, 2008. The losses in both years translated into poor operating ratios. The table below illustrates three key performance measures for the years ended December 31, 2009 and 2008:

	2009	2008
Return on average assets	(1.97)%	(0.38)%
Return on average shareholders' equity	(36.34)	(6.55)
Average equity to average assets	5.42	5.83

There were similar contributing factors to the losses in both years — deteriorating credit quality, declining property values and increased credit administration expenses. To offset some of these less controllable economic events, the Company continued its cost cutting measures and focused largely on improving the Bank's deposit mix which helped increase the net interest margin. This is contrary to net interest margin compression in 2008.

For 2009, net interest income was $6.8 million compared to $6.9 million for 2008. The change represents a 2% decrease compared to 2008's results. Interest income generated during the year was derived from the loan portfolio, the securities portfolio and interest-bearing correspondent accounts. The loan portfolio makes up roughly 84% of the Company's earning assets and its income provided 81% of the Company's annual revenue in 2009, thus making its composition critically important from an interest rate risk standpoint. The Company attempts to mitigate interest rate risk in its loan portfolio in many ways. Two of the methods used are to balance the rate sensitivity of the portfolio and to avoid extension risk. At December 31, 2009, there were 74% of the loan balances carrying a fixed rate and 26% a floating rate. Since December 31, 2008, the proportion of fixed rate loans in the portfolio increased nine percent. Some of the shift is a factor of the types of loans that paid off during the year, mostly commercial and commercial real estate; however there has been a shift in customer preference since 2007 when interest rates were dramatically declining. Future interest rate movements are not foreseen in the short term however, it is widely believed that eventually rates will begin to increase. Too many fixed rate loans in a rising rate environment can be detrimental to earnings. A more equitable balance between fixed and floating rate loans is useful for protecting net interest income during upward or downward movements in rates. Management strives to optimize the repricing mix in an effort to protect the earnings of the Company but the duration of this low rate environment has had a notable impact on these internal goals.

Avoidance of extension risk is the other important means to mitigate interest rate risk. In periods of low interest rates it is generally not advantageous for a financial institution to book long-term, fixed rate notes like 15 or 30 year residential mortgage loans. Since the Bank enhanced its mortgage line of business in 2007 the intention has been to sell 75-90% of all long-term residential mortgages originated. For the last two years residential loan sales have been closer to 71% of the total originated. With the instability in the housing market from a valuation and credit risk standpoint it has been difficult to maintain a large variety of third party vendors that are willing to purchase the loans. As such, more loans will be retained in the Bank's portfolio. The growth in 2010 is not expected to markedly change the maturity distribution of the Bank's total loan portfolio. At December 31, 2009, the maturity distribution of the Bank's loan portfolio was relatively balanced between short-term (less than one year) and long-term (greater than one year) maturities.

The contractual loan maturities and rate sensitivity of the loan portfolio at December 31, 2009 have been included below:

	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Commercial, financial and other	$15,165,997	$31,069,698	$21,712,439	$ 1,914,296	$ 69,862,430
Real estate — commercial	9,806,545	17,393,445	41,532,832	1,771,577	70,504,399
Real estate — construction	415,058	586,969	111,371	404,980	1,518,378
Real estate — mortgages	125,155	419,832	2,583,197	15,497,390	18,625,574
Consumer	1,566,399	2,681,852	13,925,785	3,966,426	22,140,462
Credit cards	67,006	208,321	321,257	0	596,584
	$27,146,160	$52,360,117	$80,186,881	$23,554,669	$183,247,827
Loans at fixed rates	$13,707,202	$25,149,155	$73,795,207	$23,158,052	$135,809,616
Loans at variable rates	13,438,958	27,210,962	6,391,674	396,617	47,438,211
	$27,146,160	$52,360,117	$80,186,881	$23,554,669	$183,247,827

For 2009, average earning assets decreased by 10% or $24.7 million. A portion of the decrease was in interest-bearing balances at other financial institutions where the average balance decreased $4.8 million and the average rate earned in 2009 was 0.38%; a decrease of 117 basis points compared to 2008. The Bank's on balance sheet liquidity decreased during the year as the Bank absorbed over $26.6 million in brokered time deposit maturities utilizing its excess deposits at correspondents as well as the proceeds from loan payoffs. Given the fact that most interest-bearing accounts at other financial institutions currently earn around 0.25% or less, it was prudent to deplete cash (on balance sheet liquidity) in order to rid the balance sheet of high costing deposits.

For a variety of reasons the Bank increased its investment portfolio during 2009. The average of this earning asset group increased $7.6 million over 2008. The increased holdings added $69,000 to interest income; conversely the average rate earned on the investment portfolio declined 110 basis points. Higher yielding bonds were sold in the first half of the year and the associated gains were taken into income. The bonds purchased to replace those sold were priced at current market rates which are much lower.

Average loans outstanding decreased $27.5 million during 2009. In addition to fewer loans on the books, the average rate earned on the loan portfolio declined 38 basis points. A portion of the difference can be attributed to a 33 basis point difference in the internal prime lending rate between the years. Fewer loans outstanding and a lower prime lending rate between 2008 and 2009 produced $2.6 million less interest income. Also included in the loan interest outcome is the reversal of $231,000 of interest income for loans that were either charged-off or put on non-accrual status in the year. The interest reversal had a 12 basis point effect on the average rate earned on loans. Currently, the Bank's internal prime lending rate is 5%; 175 basis points higher than the Wall Street Journal prime rate. Management believes that it is not prudent to reduce the internal prime lending rate given the escalated credit risk in the marketplace and the high cost of funds in the Bank's local market.

Interest-bearing liabilities are made up of deposits, Discount Window borrowings, repurchase agreements, FHLB advances, notes payable and subordinated debentures. These average interest-bearing liabilities decreased 8% or $17.9 million during 2009. The average rate paid on funding costs decreased 87 basis points year over year. The largest category of interest-bearing liabilities is deposits. The Bank reduced its blended rate paid on deposits by 85 basis points year over year. A majority of the progress achieved was on time deposits, the largest deposit category and typically the most expensive. In 2009, $75 million in time deposits with an average rate of 3.98% matured and were either not renewed or repriced to current market rates which were over 200 basis points lower. There are similar repricing opportunities for 2010. Over the next twelve months, $65 million in time deposits (33% of total deposits) will reprice to current market rates which are currently over 150 basis points lower.

Some of the factors affecting both net interest spread and net interest margin were mentioned above, including the mix of interest-earning assets and the interest rate sensitivity of the various categories. To illustrate the Company's condition, the following table sets forth certain information relating to the Company's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the period indicated. Such yields and costs are derived by dividing income or expenses by the average daily balance of assets or liabilities, respectively, for the periods presented:

	Years Ended December 31:					
	2009			2008		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets						
Federal funds sold and interest-bearing deposits with banks	$ 8,883,563	$ 34,022	0.38%	$ 13,646,704	$ 211,377	1.55%
Securities[1,2]	28,101,164	1,095,665	3.90	20,537,446	1,026,260	5.00
Loans[3]	193,354,546	12,297,691	6.36	220,856,974	14,884,209	6.74
	230,339,273	13,427,378	5.83	255,041,124	16,121,846	6.32
Other assets	21,829,189			13,791,580		
	$252,168,462			$268,832,704		
Liabilities and Shareholders' Equity						
Interest-bearing deposits	$193,243,953	$ 5,749,296	2.98	$214,546,984	$ 8,208,550	3.83
Federal funds purchased and repurchase agreements	7,640,761	59,065	0.77	4,788,721	67,762	1.42
Subordinated debentures, notes payable and FHLB advances	15,228,219	690,454	4.53	14,700,512	803,613	5.47
	216,112,933	6,498,815	3.01	234,036,217	9,079,925	3.88
Noninterest-bearing deposits	21,694,511			18,365,460		
Other liabilities	703,732			747,765		
Shareholders' Equity	13,657,286			15,683,262		
	$252,168,462			$268,832,704		
Net interest income (tax equivalent basis)		6,928,563			7,041,921	
Net interest spread on earning assets (tax equivalent basis)			2.82%			2.44%
Net interest margin on earning assets (tax equivalent basis)			3.01			2.76
Average interest-earning assets to average interest-bearing liabilities			106.58			108.98
Tax equivalent adjustment		142,727			151,684	
Net interest income		$ 6,785,836			$ 6,890,237	

[1] Includes Federal Home Loan Bank Stock.
[2] Adjusted to a fully tax equivalent basis.
[3] Includes loans held for sale and non-accrual loans.

As displayed in the preceding table, in 2009 the Company's net interest spread (tax equivalent) improved by 38 basis points, from 2.44% in 2008 to 2.82% in 2009, and the Company's net interest margin (tax equivalent) on earning assets increased by 25 basis points. The margin was 3.01% for the twelve months ended December 31, 2009 and 2.76% for the twelve months ended December 31, 2008.

As a further demonstration of the effect of rates and volume on this outcome, below is a table displaying the change in interest income and interest expense on interest-earning assets and interest-bearing liabilities segregated between change due to volume and change due to rate:

	Year-ended December 31, 2009 over 2008		
	Total	Volume	Rate
Increase (decrease) in interest income			
Federal funds sold and interest-bearing deposits with banks	$ (177,355)	$ (56,184)	$ (121,171)
Securities[1]	69,405	325,944	(256,539)
Loans	(2,586,518)	(1,781,649)	(804,869)
Net change in interest income	(2,694,468)	(1,511,889)	(1,182,579)
Increase (decrease) in interest expense			
Interest-bearing deposits	(2,459,254)	(954,963)	(1,504,291)
Federal funds purchased, repurchase agreements and FRB discount window	(8,697)	29,964	(38,661)
Subordinated debentures, notes payable and FHLB advances	(113,159)	27,992	(141,151)
Net change in interest expense	(2,581,110)	(897,007)	(1,684,103)
Net change in net interest income	$ (113,358)	$ (614,882)	$ 501,524

The Bank's internal prime lending rate is not likely to decline from the current level of 5% in 2010 and as mentioned above there is a lot of repricing opportunities in the time deposit portfolio over the next twelve months. As such, net interest margin improvement is anticipated in 2010.

The provision for loan losses was $2.6 million for 2009 and $1.9 million for 2008. In both years the expense was significantly impacted by credit quality and deteriorating collateral values on impaired loans. Loan quality downgrades or impairments on commercial and commercial real estate loans often occur for reasons such as past due payments or poor financials. Management continues to review the allowance with the intent of maintaining it at an appropriate level. The provision may be increased or decreased in the future as management continues to monitor the loan portfolio, actual loan loss experience and economic conditions. At December 31, 2009, management believes that the allowance level was adequate and justifiable based on the factors discussed earlier (see Financial Condition).

Non-interest income recorded in 2009 was $2.0 million, which reflects a $151,000 decrease since 2008. Service charge income on deposit accounts decreased 11% in the twelve months of 2009 compared to the same period in 2008. The $110,000 decrease in this category was mostly from fewer overdraft fees between the two years. Overdraft fees decreased $88,000 in 2009.

[1] Adjusted to a fully tax equivalent basis.

Recorded gains on loan sales were $344,000 in 2009 compared to $369,000 in 2008. The Bank actively sells both residential mortgages and the guaranteed portion of its SBA loans. In 2008, SBA loan sales contributed gains of $52,000; there were no gains from SBA loan sales in 2009. SBA loan originations have declined because of the higher credit risk associated with these loans. Residential mortgage gains were up slightly year over year. The Bank remains optimistic about continued gain on sale income because of the repricing opportunities for homeowners when rates occasionally decrease.

Net gains on securities sales were $269,000 in 2009 compared to none in 2008. In the first half of 2009, the Company implemented a strategy to realize market value gains within its securities portfolio to supplement earnings and capital. During that time, seven securities were sold. In December of 2009, one municipal security was sold for a small loss.

There were eight foreclosed properties sold in 2009 compared to three in 2008. There was a net loss of $74,000 on the sale of foreclosed property in 2009 compared to a net gain of $142,000 in 2008. Currently the Bank is holding 34 foreclosed properties. Management is focused on liquidating as many properties as possible in 2010. In spite of the properties being marked to fair market value each quarter, it is likely that there will be more losses on future sale transactions.

Other non-interest income decreased by $85,000 between 2008 and 2009; 2008's total included $118,000 received by the Bank for a court settlement on foreclosed property written off in 2006.

For the year, non-interest expenses increased $2.3 million for the twelve month period ended December 31, 2009 compared to the similar period in 2008. Total non-interest expenses were $11.0 million for 2009 and $8.7 million in 2008. Market value decreases on foreclosed property and higher FDIC and credit administration expenses were the main factors for the increase.

Salaries and benefit expenses totaled $4.3 million for 2009 and $4.6 million for 2008; a reduction of $377,000. Since year-end 2008, full time equivalent employees have declined by four. In addition to the expense reduction from fewer employees, the Bank chose to stop the 401(k) match beginning June 1, 2009. The Bank continues to look for cost saving opportunities within the health and life insurance plans annually at contract renewal. At this time, management has no plans to increase staff or salaries or resume matching on the 401(k) plan in 2010.

Occupancy expenses totaled $636,000 for 2009 which was a decrease of $15,000 compared to 2008 expenses which were $651,000. Janitorial expenses declined $12,000. The Bank restructured its cleaning service contracts at the beginning of 2009. In the first half of 2009, management appealed the taxable values on its branch properties. Because of the widespread decline in real estate valuations, the Bank successfully negotiated a reduction in the taxable values on three of its four properties. Unfortunately, due to the billing cycles of the municipalities, there was little benefit derived in 2009. The total realized savings in 2010 is estimated to be $13,000.

Furniture and equipment expenses were $668,000 in 2009; down $22,000 compared to 2008. Depreciation expense on capital assets declined by nearly $30,000 between 2008 and 2009. As the Bank's equipment ages, the assets become fully depreciated and no longer require a monthly expense. The benefit of lower depreciation was somewhat offset by higher maintenance contract expenses.

Advertising expenses were $76,000 in 2009 compared to $113,000 in 2008. The $37,000 decrease between the years is mostly due to the fact that the Bank was intentionally trying to reduce its expenses to help offset increases in credit administration expenses.

Foreclosed asset impairment charges were $1.9 million in 2009 compared to $83,000 in 2008. During the time that foreclosed real properties are waiting to be sold, there will be occasions that the Bank will need to reevaluate the individual market values of each property. If there is evidence that the fair value has declined since the last evaluation, the Bank will incur an impairment charge in order to properly reflect the fair value of the asset at the end of the reporting period. Since the balance of foreclosed property has grown to 34 properties from 23 in 2008, it is likely that there will be future foreclosed real property impairment charges in 2010 but the expectation is that they will not be as significant as 2009 however that belief is predicated on the assumption that the economy in Michigan will not continue to decline at the pace that it did in 2008 and 2009 and will begin stabilizing in 2010.

Other expenses were $2.5 million in 2009 compared to $1.6 million in 2008. The $878,000 increase between the years was primarily related to two expense categories: FDIC insurance premiums and credit administration expenses. FDIC premiums increased 166% to $635,000 in 2009 from $239,000 in 2008. Included in the 2009 total is a special assessment of $114,000. Prior to 2006, more than 90% of banks did not pay for deposit insurance. Beginning in 2007, the FDIC dramatically changed its premium assessments, particularly for deNovo banks that had never paid into the Deposit Insurance Fund ("DIF"). The DIF is used to reimburse customers for insured deposits when a bank fails. Recent bank failures have reduced the DIF causing the FDIC to increase premiums and take emergency action by imposing a special assessment. The Bank estimates that its premiums for 2010 will be similar to the total expense in 2009.

Credit administration expenses rose $594,000 in 2009. They aggregated $324,000 in 2008 and climbed to $918,000 in 2009. A large portion of the expense is property tax due on foreclosed real property. Often when the Bank receives legal title to the property, the taxes are seriously behind. The Bank is required to get the taxes caught up to a certain point to preserve its legal position as the temporary property holder. The growth in property tax obligations is directly proportional to the increase in the number of foreclosed properties on the books. Another part of credit administration expense is legal expenses associated with the collection process on troubled credits. Expenses of this nature may continue to rise until the economy stabilizes.

The Company had a consolidated federal tax expense of $119,000 in 2009 in spite of having pre-tax losses of $5.0 million. For 2008, the Company had a consolidated federal tax benefit of $632,000 on losses of $1.7 million. Two significant federal tax transactions occurred in 2009. The first transaction occurred in the second quarter of 2009 when the Company established a full valuation allowance for its deferred tax assets. The effect of this was a federal tax expense of $986,000. Future profits of the Company will not be subject to Federal taxes until there is a trend of profitability. The second transaction occurred in the fourth quarter of 2009. The Federal government enacted a temporary change to the Internal Revenue Service Tax Code allowing companies a longer period in which to carry back current period losses. Taking advantage of this opportunity the Company was able to realize a current period benefit of $867,000. As of December 31, 2009, the Company has fully utilized all of its loss carryback ability.

LIQUIDITY AND INTEREST RATE SENSITIVITY

The Company's Asset Liability Committee ("ALCO"), which includes Senior Management, the Bank's Controller, and Assistant Controller, monitors and manages liquidity and interest rate risk. ALCO reports to the Board of Directors and operates within Board approved policy limits. Liquidity management involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers with credit needs or depositors wanting to withdraw funds.

In addition to normal loan funding and deposit flow, the Bank needs to maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. At December 31, 2009, the Bank had a total of $28.1 million in unfunded loan commitments and $1.0 million in unfunded standby letters of credit. Of the total unfunded loan commitments, nearly all were commitments available as lines of credit to be drawn at any time as customers' cash needs vary. The Bank monitors fluctuations in loan balances and commitment levels, and includes such data in a liquidity snapshot that is distributed monthly to members of ALCO.

Many correspondent banks have actively reduced their credit exposure to other banks by either reducing or cancelling unsecured federal funds lines of credit. At year-end 2009, the Bank had no established over night federal funds purchase lines through correspondent banks; a reduction of $10.5 million since year-end 2008. The Bank's main source of liquidity in times of unexpected customer activity is the Federal Reserve Discount Window Primary Credit borrowing program. The borrowing capacity at the Discount Window was $17.5 million at December 31, 2009. The program requires a pledge of securities or loans as collateral for borrowings.

The Bank has $6.9 million of its municipal securities and $10.6 million qualifying home equity loans pledged to support future borrowings. Discount Window borrowings are typically at a rate above the Federal Open Market Committee's target rate for federal funds. Currently money can be borrowed from the Discount Window at 0.75%. Although this is the Bank's primary, immediate source of liquidity it is not widely utilized. There were only 32 days in 2009 that the Bank borrowed over night from the Discount Window. The daily average of the borrowings for all of 2009 was $151,000.

A second way to create liquidity is from the sale of unencumbered investments. This method typically takes a few days. The Bank needs to find a buyer for the offerings and then the transaction needs a day to settle. In most cases a security sale can occur in 2-3 days but sometimes it will take longer. The downside of security sales is the potential realization in earnings of market value and book value differences. At December 31, 2009, the Bank had unpledged securities totaling $1.4 million. The Bank strives to keep 10-20% of its investment portfolio unencumbered. As of February 28, 2010, there were $3.9 million that were unpledged and available for sale.

A third way to increase liquidity is to solicit time deposits utilizing either an internet subscription service or by using established deposit brokers. The internet subscription service allows the Bank to post rates for various terms within a network of financial institutions. The Bank competes within the network for the deposits of many credit unions. Deposits gathered this way are generally between $50,000 and $99,000 each; up to a maximum of $250,000. These deposits are not considered brokered.

Out-of-area time deposits purchased from an established broker are typically called brokered certificates of deposit. Deposit brokers are contracted to arrange large block settlements through the Depository Trust Company according to rate, term and desired need provided by the Bank. The blocks are typically over $1 million. The broker is paid a fee for the transaction. The concentration of brokered deposits to total Bank deposits was 26% at December 31, 2009, down from 36% at December 31, 2008. Brokered deposits decreased by $26.6 million in 2009. The Bank has an internal policy that limits the concentration of brokered deposits to total deposits. The maximum concentration level is 50% under the internal policy.

Depending on the economy and the rate environment, internet and brokered deposits can have a cost structure that is different from the local market. Throughout most of 2009, brokered deposits were offered at rates below local market rates. ALCO strives to maximize earnings and will make decisions about targeted deposit gathering using these external sources based on many factors including comparative rate data. Certain regulatory ratings can prohibit the use of brokered deposits. When this occurs the Bank can apply for a waiver from the FDIC but there is no guarantee that one would be granted. The Bank is not subject to these restrictions. Additionally it is the mission of the Bank to focus first on local deposit gathering prior to seeking funding from outside sources but for liquidity purposes, internet deposits are considered a viable resource.

Finally, the various borrowing programs of the FHLB of Indianapolis provide an additional source of liquidity. The Bank has been a member since purchasing stock late in 1999 and has secured the Bank's Board approval to borrow up to $20.0 million. Currently the Bank has FHLB advances of $6.0 million outstanding. All FHLB borrowings require the Bank to pledge collateral consisting of either real estate loans or high quality government securities. Additional advances are limited to the amount of collateral available to pledge. At December 31, 2009, there were qualified residential real estate loans of $7.4 million pledged and high quality government securities of $1.0 million. The three outstanding advances are scheduled to mature at various times in 2010. The Bank has no plans to borrow from the FHLB to refinance any of the three maturing advances. This will leave all of the borrowing capacity provided by the pledged collateral fully available as a liquidity resource. If management wanted to increase the borrowing capacity at the FHLB it could consider pledging qualifying loans within the Bank's commercial real estate portfolio. At December 31, 2009 the balance of the commercial real estate portfolio was $70.5 million. FHLB guidelines related to pledging these types of loans is very strict thus the Bank has not chosen to actively pursue this possibility.

Another important responsibility of the ALCO is to monitor interest rate risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. The Company employs a variety of measurement techniques to identify and manage this risk. A sophisticated simulation model is used to analyze net interest income sensitivity. The model incorporates both actual cash flows and contractual repricing behavior as well as economic and market based assumptions provided by Senior Management. ALCO strives to maintain a balance between interest-earning assets and interest-bearing liabilities. Overnight investments, on which rates change daily, and loans tied to the prime rate, differ considerably from long-term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest rate sensitive than regular savings accounts. Comparison of the repricing intervals of interest-earning assets to interest-bearing liabilities is a measure of interest sensitivity gap.

Details of the Company's repricing gap at December 31, 2009 were:

	Interest Rate Sensitivity Period				
	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Earning assets					
Interest-bearing deposits in other financial institutions	$ 662,700	$ 0	$ 0	$ 0	$ 662,700
Securities (includes FHLB stock)	4,032,027	4,822,483	15,056,739	3,984,298	27,895,547
Loans	77,828,704	17,967,385	69,780,389	18,742,041	184,318,519
	82,523,431	22,789,868	84,837,128	22,726,339	212,876,766
Interest-bearing liabilities					
Savings and checking	55,619,593	0	0	0	55,619,593
Time deposits <$100,000	9,675,350	12,496,725	12,923,407	0	35,095,482
Time deposits >$100,000	5,459,347	37,719,434	39,798,128	0	82,976,909
Repurchase agreements and Federal funds purchased	7,000,327	0	0	0	7,000,327
Notes payable and other borrowings	15,500,000	0	0	0	15,500,000
	93,254,617	50,216,159	52,721,535	0	196,192,311

	Interest Rate Sensitivity Period				
	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Net asset (liability) repricing gap	$(10,731,186)	$(27,426,291)	$32,115,593	$22,726,339	$16,684,455
Cumulative net asset (liability) repricing gap	$(10,731,186)	$(38,157,477)	$ (6,041,884)	$16,684,455	

The interest rate sensitivity table simply illustrates what the Company is contractually able to change in certain time frames. Currently the Company has a negative twelve-month repricing gap which indicates that the Company is liability sensitive in the next twelve-month period. This position implies that decreases to the national federal funds rate would have more of an impact on interest expense than on interest income during this period if there were a parallel shift in rates. For instance, if the Company's internal prime rate went down by 25 basis points and every interest-earning asset and interest-bearing liability on the Company's December 31, 2009 balance sheet, repricing in the next twelve months, adjusted simultaneously by the same 25 basis points, more liabilities would be affected than assets. The short term repricing opportunities of time deposit liabilities will be helpful to the net interest margin and net interest income. In 2010, over $65 million in time deposits are scheduled to reprice to rates that are currently 150 basis points lower. Since management intends to keep the Bank's internal prime lending rate at a level of 5% or more in 2010 regardless of any changes to the national prime rate, the reduction in the cost of funding will help improve the net interest margin. Balancing the repricing and maturity gaps and managing interest rate sensitivity is a continual challenge that has been magnified by this economy.

CAPITAL RESOURCES

The Company and the Bank are subject to regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. In general, capital amounts and classifications are subject to qualitative judgments by regulators about components, risk weighting, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

At December 31, 2009, the Company's total risk-based capital ratio was 8.23%, or adequately capitalized according to the regulatory risk-based capital guidelines. On the other hand, the Bank seeks to maintain a total risk-based capital ratio of above 10%. At this level, the Bank will be allowed to continue its use of brokered deposits and not receive a surcharge on its FDIC insurance premiums. The Bank's management carefully monitors this ratio and intends to obtain capital for infusion into the Bank as necessary to maintain the 10% level. The total risk-based capital ratio of the Bank at December 31, 2009 was 10.41%.

During 2009, the Company did not contribute capital into the Bank. A reduction of the Bank's risk weighted assets throughout the year more than offset the Bank's recorded net loss for the year. The immediate resource available to the Company at this time for capital contributions to the Bank is the Company's cash balance of approximately $1.0 million. Needless to say, this cash is also the main liquidity resource for paying the Company's expenses leaving little excess for potential Bank contributions. It should be noted however, there are no capital contributions projected for the Bank in 2010. It is anticipated that similar to 2009, the Bank's growth will be maintained at a level that is supported by its own earnings.

Limited cash at the Company concerns the Board because it is difficult to assess how much longer the economic downturn will endure and what impact it will have on the credit quality of the Bank's loans and future earnings. As a result, pursuing capital is a priority of the Board; however the present economic environment does not lend itself to an abundance of capital raising options. After reviewing the limited number of capital options, the Capital Committee of the Bank has determined that subordinated debt may be the most viable vehicle. If subordinated debt were issued, a majority of the proceeds would be reserved for capital contributions to the Bank to help it maintain a total risk based capital ratio in excess of 10%, the minimum required to be well capitalized from a regulatory standpoint. Depending on the structure of the deal, the subordinated debt may be considered tier 2 capital of the Company which would improve its total risk based capital ratio.

RECENT ACCOUNTING DEVELOPMENTS

Effect of Newly Issued But Not Yet Effective Accounting Standards:

Management has reviewed the issued but not yet effective accounting standards and has concluded that none are material to the Company's financial statements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Community Shores Bank Corporation
Muskegon, Michigan

We have audited the accompanying consolidated balance sheets of Community Shores Bank Corporation as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Shores Bank Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Crowe Horwath LLP

Grand Rapids, Michigan
March 26, 2010

COMMUNITY SHORES BANK CORPORATION

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and due from financial institutions	$ 2,161,388	$ 3,192,789
Interest-bearing deposits in other financial institutions	662,700	2,479,012
Cash and cash equivalents	2,824,088	5,671,801
Securities		
Available for sale (at fair value)	21,650,026	18,769,970
Held to maturity (fair value of $5,945,437 at December 31, 2009 and $6,706,991 at December 31, 2008)	5,841,421	6,609,620
Total securities	27,491,447	25,379,590
Loans held for sale	1,070,692	2,354,956
Loans	183,247,827	205,153,203
Less: Allowance for loan losses	3,782,132	4,350,903
Net loans	179,465,695	200,802,300
Federal Home Loan Bank stock	404,100	404,100
Premises and equipment, net	11,293,169	11,869,741
Accrued interest receivable	885,103	1,004,552
Foreclosed assets	6,440,916	5,884,093
Other assets	1,554,849	2,240,831
Total assets	$231,430,059	$255,611,964
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 24,884,625	$ 19,135,831
Interest-bearing	173,691,984	200,429,709
Total deposits	198,576,609	219,565,540
Federal funds purchased and repurchase agreements	7,000,327	5,813,605
Federal Home Loan Bank advances	6,000,000	6,000,000
Notes payable	5,000,000	4,200,000
Subordinated debentures	4,500,000	4,500,000
Accrued expenses and other liabilities	613,132	586,365
Total liabilities	221,690,068	240,665,510
Shareholders' equity		
Preferred stock, no par value 1,000,000 shares authorized, none issued	0	0
Common stock, no par value; 9,000,000 shares authorized 1,468,800 issued and outstanding	13,296,691	13,296,691
Retained (deficit) earnings	(3,734,295)	1,228,084
Accumulated other comprehensive income	177,595	421,679
Total shareholders' equity	9,739,991	14,946,454
Total liabilities and shareholders' equity	$231,430,059	$255,611,964

See accompanying notes to consolidated financial statements.

COMMUNITY SHORES BANK CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2009 and 2008

	2009	2008
Interest and dividend income		
Loans, including fees	$12,297,691	$14,884,209
Securities, taxable	694,619	602,794
Securities, tax exempt	258,319	271,782
Federal funds sold, FHLB dividends and other income	34,022	211,377
Total interest and dividend income	13,284,651	15,970,162
Interest expense		
Deposits	5,749,296	8,208,550
Repurchase agreements, federal funds purchased, and other debt	59,065	67,762
Federal Home Loan Bank advances and notes payable	690,454	803,613
Total interest expense	6,498,815	9,079,925
Net Interest Income	6,785,836	6,890,237
Provision for loan losses	2,607,643	1,943,976
Net Interest Income After Provision for Loan Losses	4,178,193	4,946,261
Non-interest income		
Service charges on deposit accounts	905,983	1,016,151
Mortgage loan referral fees	17,114	0
Gain on sale of loans	344,459	369,082
Gain on sale of securities	268,635	0
Gain (loss) on the sale of foreclosed assets	(73,833)	142,324
Other	509,086	594,412
Total non-interest income	1,971,444	2,121,969
Non-interest expense		
Salaries and employee benefits	4,260,752	4,637,339
Occupancy	635,502	650,982
Furniture and equipment	667,985	689,695
Advertising	76,448	113,417
Data processing	493,495	478,923
Professional services	497,357	495,309
Foreclosed asset impairment	1,905,622	83,271
FDIC Insurance	634,639	239,413
Other	1,821,390	1,338,943
Total non-interest expense	10,993,190	8,727,292
Loss Before Federal Income Taxes	(4,843,553)	(1,659,062)
Federal income tax expense (benefit)	118,826	(631,603)
Net Loss	$ (4,962,379)	$ (1,027,459)
Weighted average shares outstanding	1,468,800	1,468,800
Diluted average shares outstanding	1,468,800	1,468,800
Basic loss per share	$ (3.38)	$ (0.70)
Diluted loss per share	$ (3.38)	$ (0.70)

See accompanying notes to consolidated financial statements.

COMMUNITY SHORES BANK CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
December 31, 2009 and 2008

	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2008	1,468,800	$13,296,691	$ 2,255,543	$ 62,091	$15,614,325
Comprehensive income (loss):					
Net loss			(1,027,459)		(1,027,459)
Unrealized gain on securities available for sale, net				359,588	359,588
Total comprehensive income (loss)					(667,871)
Balance at December 31, 2008	1,468,800	13,296,691	1,228,084	421,679	14,946,454
Comprehensive income (loss):					
Net loss			(4,962,379)		(4,962,379)
Unrealized gain (loss) on securities available for sale, net				(244,084)	(244,084)
Total comprehensive income (loss)					(5,206,463)
Balance at December 31, 2009	1,468,800	$13,296,691	$(3,734,295)	$ 177,595	$ 9,739,991

See accompanying notes to consolidated financial statements.

COMMUNITY SHORES BANK CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net loss	$ (4,962,379)	$ (1,027,459)
Adjustments to reconcile net income to net cash from operating activities:		
Provision for loan losses	2,607,643	1,943,976
Depreciation and amortization	675,738	705,097
Net amortization of securities	113,687	11,314
Net realized gain on sale of securities	(268,635)	0
Net realized gain on sale of loans	(344,459)	(369,082)
Net realized (gain) loss on the sale of foreclosed assets	73,833	(142,324)
Foreclosed asset impairment	1,905,622	83,271
Originations of loans for sale	(26,944,078)	(27,490,753)
Proceeds from loan sales	28,572,801	27,790,845
Deferred federal income tax expense	985,959	(268,094)
Net change in:		
Accrued interest receivable and other assets	(180,528)	234,305
Accrued interest payable and other liabilities	26,767	(200,274)
Net cash from operating activities	2,261,971	1,270,822
Cash flows from investing activities		
Activity in available for sale securities:		
Sales	5,430,311	0
Maturities, prepayments and calls	5,195,090	1,727,395
Purchases	(13,331,394)	(6,751,289)
Activity in held to maturity securities:		
Maturities, prepayments and calls	505,000	0
Loan originations and payments, net	15,800,273	18,108,213
Additions to premises and equipment, net	(99,166)	(86,245)
Proceeds from the sale of foreclosed assets	392,411	503,943
Net cash from investing activities	13,892,525	13,502,017
Cash flows from financing activities		
Net change in deposits	(20,988,931)	(18,384,905)
Net change in federal funds purchased and repurchase agreements	1,186,722	1,412,994
Other borrowing activity:		
Draws on notes payable	800,000	0
Paydowns on notes payable	0	(6,043)
Net cash from financing activities	(19,002,209)	(16,977,954)
Net change in cash and cash equivalents	(2,847,713)	(2,205,115)
Beginning cash and cash equivalents	5,671,801	7,876,916
Ending cash and cash equivalents	$ 2,824,088	$ 5,671,801
Supplemental cash flow information:		
Cash paid during the period for interest	$ 6,660,671	$ 9,127,880
Transfers from loans to foreclosed assets	2,928,689	5,761,983
Transfers from securities held to maturity to available for sale	250,000	0

See accompanying notes to consolidated financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Community Shores Bank Corporation (the "Company") and its wholly-owned subsidiaries, Community Shores Financial Services ("CS Financial Services"), and Community Shores Bank (the "Bank"), and the Bank's wholly-owned subsidiary, Community Shores Mortgage Company (the "Mortgage Company"), after elimination of significant intercompany transactions and accounts.

NATURE OF OPERATIONS: The Company was incorporated on July 23, 1998 under Michigan law and is a financial holding company owning all of the common stock of the Bank. The Bank is a Michigan banking corporation with depository accounts insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a range of commercial and consumer banking services in West Michigan, primarily in Muskegon County, which includes the cities of Muskegon and North Muskegon, and Northern Ottawa County, which includes the city of Grand Haven. Those services reflect the Bank's strategy of serving small to medium-sized businesses, and individual customers in its market area. Services for businesses include traditional business accounts and both commercial and commercial real estate loans. At year-end 2009, the loan portfolio was 38% commercial and 38% commercial real estate. There were 5% of total commercial real estate loans classified as land development. There are no significant concentrations of loans to any one industry or customer; however, the borrowers' ability to repay their loans is affected by the real estate market and general market conditions in the Bank's market area. Management focuses the Bank's retail banking strategy on providing traditional banking products and services, including consumer and residential loans, automated teller machines, computer banking, telephone banking and automated bill-paying services to individuals and businesses in the Bank's market area. The Bank began operations on January 18, 1999.

The Mortgage Company, a wholly-owned subsidiary of the Bank, was formed on March 1, 2002 by transferring a majority of the Bank's commercial and residential real estate loans in exchange for 100% of the equity capital of the Mortgage Company. On the day that the Mortgage Company commenced operations it began originating residential mortgage loans with the intent to sell them to a third party for a profit. The Bank services all of the portfolio loans held by the Mortgage Company pursuant to a servicing agreement.

The Company filed an election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and on September 27, 2002 received regulatory approval. At that time the Company formed CS Financial Services. Currently the only source of revenue that CS Financial Services receives is referral fee income from a local insurance agency, Lakeshore Employee Benefits. Lakeshore Employee Benefits offers, among other things, employer-sponsored benefit plans. CS Financial Services has the opportunity to earn a referral fee for each sale of employer-sponsored benefits that is transacted by Lakeshore Employee Benefits as a result of a referral made by CS Financial Services. On April 16, 2009, the Company withdrew its election to be a financial holding company. The election was acknowledged by the Federal Reserve Bank of Chicago. The passive income derived from CS Financial Services affiliation with Lakeshore Employee Benefits is unaffected by this change.

Community Shores Capital Trust I, ("the Trust") was formed in December 2004. The Company owns all of the common securities of this special purpose trust. The Trust is not consolidated and exists solely to issue capital securities.

USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The primary estimates incorporated into the Company's consolidated financial statements, which are susceptible to change in the near term, include the allowance for

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

loan losses; the fair value of financial instruments, the carrying value of foreclosed assets and a valuation allowance on deferred tax assets.

CASH FLOW REPORTING: Cash and cash equivalents includes cash, demand deposits with other financial institutions, short-term investments (securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are expected. Gains and losses on sales are based on the amortized cost of the security sold.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when the economic conditions warrant such evaluation. Declines in the fair value of securities below their cost that are other-than-temporary are reflected in realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and whether the Company has the intent to sell or is likely to be required to sell the security before its anticipated recovery.

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Loans held for sale consist of both residential mortgage loans as well as Small Business Administration ("SBA") guaranteed loans. Loans held for sale are reported at the lower of cost or market, on an aggregated basis. Residential mortgage loans are sold to outside investors servicing released, however the Bank retains servicing on SBA loans which are sold. There were loans totaling $1,070,692 held for sale at December 31, 2009 compared to $2,354,956 at December 31, 2008.

Interest income is accrued on the unpaid principal using the interest method assigned to the loan product and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Consumer and credit card loans are typically put on non-accrual status or charged-off no later than 120 days past due.

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income at the time the loan is assigned non-accrual status. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. In certain circumstances the Bank determines it necessary to alter the contractual terms of the original loan for a period of time. This process is called a troubled debt restructure.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and from recoveries of previously charged-off loans and decreased by charge-offs.

The allowance for loan loss analysis is performed monthly. Management's methodology consists of specific and general components and utilizes a numeric grading system for commercial and commercial real estate loans. Grades are assigned to each commercial and commercial real estate loan by assessing information about the specific borrower's situation and the estimated collateral values.

The general component of the allowance for loan losses pertains to loans that have not been deemed impaired and is based on historical loss experience adjusted for current factors. The current factor adjustment is intended to incorporate qualitative elements such as economic environment that may cause estimated credit losses to differ from the Bank's historical loan loss experience. To allocate allowance the loan portfolio is broken down into groups, first by loan type and next by loan grade in the case of commercial and commercial real estate loan portfolios. Each group has its own historical loss and current factors assigned to it.

The specific component relates to loans that are individually classified as impaired or a troubled debt restructure. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreement. Troubled debt restructures are impaired loans that have been temporarily given renegotiated terms. Loans determined to be impaired or that are classified as troubled debt restructure are segregated from the remainder of the portfolio and are subjected to a specific review in an effort to determine whether or not a specific reserve is necessary and if so, the appropriate amount of that reserve. The review uses the present value of estimated future cash flows or the fair value of collateral if repayment is expected solely from the collateral.

Allocations of the allowance may be made for specific loans and groups, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

SERVICING RIGHTS: Servicing rights are recognized separately when they are acquired through the sales of loans where servicing is retained by the institution. At this time SBA guaranteed loans are the only loans that are sold where servicing is retained. When loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Under the fair value measurement method used by the Company, earnings are adjusted for the change in fair value in the period in which the change occurs, and the amount is included with other non-interest income on the income statement. The Company uses a third party valuation at each quarter end to adjust servicing assets to their fair value as of the end of the reporting period. The fair value of servicing rights is subject to fluctuation as a result of changes in the underlying assumptions used by the third party to conduct its valuation. Servicing rights were $46,602 at December 31, 2009 and $42,365 at December 31, 2008.

Servicing fee income is recorded for fees earned for servicing loans and is reported on the income statement as other non-interest income. The fees are based on a contractual percentage of the outstanding principal of the guaranteed portion. Servicing fees totaled $51,411 for the year ended December 31, 2009 and $59,763 for the year ended December 31, 2008.

TRANSFERS OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated selling cost when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

PREMISES AND EQUIPMENT: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

FEDERAL HOME LOAN BANK (FHLB) STOCK: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

LONG-TERM ASSETS: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. These balances are not deposits and are not covered by federal deposit insurance. Securities are pledged to cover these liabilities.

STOCK COMPENSATION: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company is only subject to examinations of federal taxing authorities for years after 2005. The Company and its subsidiaries are subject to U.S. federal income tax. The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at either December 31, 2008 or December 31, 2009.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Standby letters of credit are considered guarantees in accordance with guidance issued by FASB and are recorded at fair value.

EARNINGS PER COMMON SHARE: Basic earnings per common share is net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. In 2009, stock options for 47,300 shares of common stock were not considered in computing diluted earnings per share because they were anti-dilutive. In 2008, there were 53,300 shares not considered for the same reason.

COMPREHENSIVE INCOME (LOSS): Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Currently, management does not believe there now are such matters that will have a material effect on the financial statements.

RESTRICTIONS ON CASH: The Bank was required to have $1,132,000 of cash on hand, or on deposit, with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2009. The requirement at year-end 2008 was $716,000.

DIVIDEND RESTRICTIONS: Holders of the Company's common stock are entitled to receive dividends that the Board of Directors may declare from time to time. The Company may only pay dividends out of funds that are legally available for that purpose. The Company's ability to pay dividends to its shareholders depends primarily on the Bank's ability to pay dividends to the Company. Dividend payments and extensions of credit to the Company from the Bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings. The ability of the Bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of the subordinated debentures, the Company would be precluded from paying dividends on its common stock if an event of default has occurred and is continuing under the subordinated debentures, or if the Company exercised its right to defer payments of interest on the subordinated debentures, until the deferral ended. Additionally, the Company's dividends are limited to $500,000 annually by its Fifth Third Bank debt covenant if the resource of the cash was from loan proceeds.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ADOPTION OF NEW ACCOUNTING STANDARDS:

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance on June 30, 2009 had no effect on the Company's results of operations or financial position.

Additionally in April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009. The adoption of this guidance on June 30, 2009 had no effect on the Company's results of operations or financial position.

In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles*, with the *FASB Accounting Standards Codification*™ (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

In August 2009, the FASB amended existing guidance for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with existing fair value guidance. The amendments in this guidance also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. The adoption of this guidance on September 30, 2009 had no effect on the Company's results of operations or financial position.

EFFECT OF NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS:

Management has reviewed the issued but not yet effective accounting standards and has concluded that none are material to the Company's financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

OPERATING SEGMENTS: While Management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered to be aggregated in one reportable segment, banking.

RECLASSIFICATION: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 — SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
2009				
U.S. Government and federal agency	$14,357,370	$138,037	$ 0	$14,495,407
Municipals	1,144,121	33,165	0	1,177,286
Mortgage-backed- residential	5,753,711	226,766	(3,144)	5,977,333
	$21,255,202	$397,968	$(3,144)	$21,650,026
Available for Sale				
2008				
U.S. Government and federal agency	$ 6,609,324	$297,146	$ 0	$ 6,906,470
Municipals	869,663	20,879	0	890,542
Mortgage-backed- residential	10,652,075	326,285	(5,402)	10,972,958
	$18,131,062	$644,310	$(5,402)	$18,769,970

Proceeds from sales of available for sale securities in 2009 totaled $5,430,311 resulting in a realized gain of $273,010 and unrealized losses of $4,375. There were no sales of available for sale securities in 2008.

The carrying amount, unrecognized gains and losses and fair value of securities held to maturity were as follows:

Held to Maturity	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2009				
Municipals	$5,841,421	$104,016	$ 0	$5,945,437
2008				
Municipals	$6,609,620	$105,373	$(8,002)	$6,706,991

NOTE 2 — SECURITIES (Continued)

The fair value of debt securities and carrying amount, if different, at year-end 2009 and year-end 2008 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately:

	Available for Sale		Held to Maturity	
2009	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,005,004	$ 1,011,077	$ 0	$ 0
Due from one to five years	13,957,329	14,116,787	1,391,503	1,449,340
Due in more than five years	539,158	544,829	4,449,918	4,496,097
Due in more than ten years	0	0	0	0
Mortgage-backed	5,753,711	5,977,333	0	0
	$21,255,202	$21,650,026	$5,841,421	$5,945,437

	Available for Sale		Held to Maturity	
2008	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,219,897	$ 1,228,737	$ 0	$ 0
Due from one to five years	4,567,348	4,783,379	1,776,150	1,811,015
Due in more than five years	1,691,742	1,784,896	3,976,161	4,026,453
Due in more than ten years	0	0	857,309	869,523
Mortgage-backed	10,652,075	10,972,958	0	0
	$18,131,062	$18,769,970	$6,609,620	$6,706,991

Securities with unrealized losses not recognized in income at year-end 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows:

2009	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed residential	$237,655	$(3,144)	$0	$0	$237,655	$(3,144)
Total temporarily impaired	$237,655	$(3,144)	$0	$0	$237,655	$(3,144)

2008	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Municipals	$ 701,998	$ (8,002)	$0	$0	$ 701,998	$ (8,002)
Mortgage-backed residential	604,457	(5,402)	0	0	604,457	(5,402)
Total temporarily impaired	$1,306,455	$(13,404)	$0	$0	$1,306,455	$(13,404)

NOTE 2 — SECURITIES (Continued)

Other-Than-Temporary-Impairment

Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI following guidance issued by FASB.

In determining OTTI under the FASB model, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI will be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

At year-end 2009 and 2008, approximately 100% of the mortgage-backed securities held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. At December 31, 2009, one mortgage-backed security had unrealized loss with aggregate depreciation of 1.32% from the Company's amortized cost basis. The security is issued by a government agency. During the first half of the year the Company implemented a strategy to realize market value gains within its securities portfolio to supplement earnings and capital. Going forward it is not the Company's intent to continue this practice. It is likely that these debt securities will be retained given the fact that they are pledged to various public funds. The reported decline in value is not material, is deemed to be market driven and the depreciation in value is not considered to be other-than-temporary.

At year-end 2009 and 2008, there were no holdings of securities of any one issuer, other than U.S. Government and federal agencies, in an amount greater than 10% of shareholders' equity.

Securities pledged at year-end 2009 had a carrying amount of $26,086,672 and were pledged to secure public fund customers, the Federal Reserve Discount Window, customer repurchase agreements, FHLB advances, and treasury tax and loan balances. Pledged securities at year-end 2008 had a carrying amount of $25,270,227.

NOTE 3 — LOANS

Loans at year-end were as follows:

	2009	2008
Commercial	$ 69,926,958	$ 76,710,342
Real Estate:		
Commercial	70,504,399	81,257,794
Residential	18,625,574	16,275,219
Construction	1,518,378	3,850,176
Consumer	22,140,462	26,549,298
Credit Cards	596,584	596,953
	183,312,355	205,239,782
Less: Allowance for loan losses	(3,782,132)	(4,350,903)
Net deferred loan fees	(64,528)	(86,579)
Loans, net	$179,465,695	$200,802,300

Activity in the allowance for loan losses for the year was as follows:

	2009	2008
Beginning balance	$ 4,350,903	$ 3,602,948
Charge-offs	(3,228,567)	(1,260,851)
Recoveries	52,153	64,830
Provision for loan losses	2,607,643	1,943,976
Ending balance	$ 3,782,132	$ 4,350,903

Impaired loans were as follows:

	2009	2008
Year-end loans with no allocated allowance for loan losses	$ 5,025,520	$ 2,684,532
Year-end loans with allocated allowance for loan losses	9,148,730	9,092,437
Total	$14,174,250	$11,776,969
Amount of the allowance for loan losses specifically allocated	$ 1,726,570	$ 2,465,185

	2009	2008
Average of impaired loans during the year	$11,754,330	$14,725,828
Interest income recognized during impairment	389,548	640,102
Cash-basis interest income recognized	339,636	576,091

Non-performing loans were as follows:

	2009	2008
Loans past due over 90 days still on accrual	$ 981,704	$ 79,828
Non-accrual loans	8,117,994	5,779,835

NOTE 3 — LOANS (Continued)

Non-performing loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category. Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. The Company has allocated $360,443 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2009. The Company has also committed $1,185,958 to customers whose loans are classified as a trouble debt restructuring.

NOTE 4 — FORECLOSED ASSETS

Foreclosed asset activity:

	2009	2008
Beginning of year	$ 5,884,093	$ 567,000
Additions	2,928,689	5,761,983
Proceeds from sales	(392,411)	(361,619)
Losses from sales	(73,833)	0
Direct write-downs	(1,905,622)	(83,271)
End of year	$ 6,440,916	$5,884,093

Expenses related to foreclosed assets include:

	2009	2008
Operating expenses, net of rental income	$565,905	$150,953

NOTE 5 — PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2009	2008
Land & land improvements	$ 5,447,328	$ 5,447,328
Buildings & building improvements	5,959,371	5,959,371
Furniture, fixtures and equipment	3,648,675	3,587,487
Construction in process	61,432	23,454
	15,116,806	15,017,640
Less: accumulated depreciation	3,823,637	3,147,899
	$11,293,169	$11,869,741

Depreciation expense was $675,738 for 2009 and $705,097 for 2008.

NOTE 6 — DEPOSITS

Deposits at year-end are summarized as follows:

	2009	2008
Non-interest-bearing DDA	$ 24,884,625	$ 19,135,831
Interest-bearing DDA	27,677,774	16,327,722
Money market	19,330,781	18,784,620
Savings	8,611,038	10,891,294
Certificate of deposit	118,072,391	154,426,073
	$198,576,609	$219,565,540

Time deposits of $100,000 or more were $82,976,909 at year-end 2009 and $114,041,752 at year-end 2008.

Scheduled maturities of time deposits, as of year-end 2009, were as follows:

2010	$ 65,329,412
2011	47,690,141
2012	4,718,095
2013	234,569
2014	100,174
	$118,072,391

Brokered time deposits were $52,683,579 at year-end 2009 and $79,251,421 at year-end 2008.

NOTE 7 — SHORT-TERM BORROWINGS

Short-term borrowings are generally comprised of repurchase agreements, federal funds purchased and Discount Window borrowings. Repurchase agreements are advances by customers that are not covered by federal deposit insurance. This obligation of the Bank is secured by bank-owned securities held by a third-party safekeeping agent. Federal funds purchased are unsecured overnight borrowings from various correspondent banks. Discount Window borrowings are collateralized by securities and home equity loans. The Bank can borrow from the Discount Window under the primary credit program for up to 90 days at a rate of 25 basis points over the Federal Open Market Committee's target federal funds rate which is currently 0.50%.

The balances at year-end are shown below:

	Repurchase Agreements	Federal Funds Purchased	Discount Window
Outstanding at December 31, 2009	$ 7,000,327	$0	$ 0
Average interest rate at year-end	0.66%	0%	0%
Average balance during year	7,489,802	0	150,959
Average interest rate during year	0.78	0	0.50
Maximum month end balance during year	10,393,960	0	2,120,000

NOTE 7 — SHORT-TERM BORROWINGS (Continued)

	Repurchase Agreements	Federal Funds Purchased	Discount Window
Outstanding at December 31, 2008	$5,813,605	$ 0	$ 0
Average interest rate at year-end	0.50%	0%	0%
Average balance during year	4,604,290	55,497	128,937
Average interest rate during year	1.38	2.14	2.22
Maximum month end balance during year	5,856,382	0	0

The Bank had securities of $9.4 million pledged to repurchase agreements at December 31, 2009 and $6.9 million pledged at December 31, 2008.

Collateral pledged to the Discount Window at December 31, 2009 consisted of $6.9 million in securities and $10.6 million in home equity loans. At December 31, 2008, collateral consisted of $7.4 million in securities and $14.1 million in home equity loans.

NOTE 8 — FEDERAL HOME LOAN BANK ADVANCES

Year-end advances from the FHLB are as follows:

Maturity Date	Current Interest Rate	2009	2008
March 24, 2010	5.99%	$1,500,000	$1,500,000
November 3, 2010	5.95	2,000,000	2,000,000
December 13, 2010	5.10	2,500,000	2,500,000
		$6,000,000	$6,000,000

After November 2003, all three advances were eligible to convert to a floating rate index at the option of the FHLB. As of December 31, 2009, the FHLB had not exercised its option in any of the cases. If the FHLB exercises its conversion option, the advances may be repaid without penalty.

The Bank had both loans and securities with a fair market value of $7,547,828 pledged to the FHLB to support current borrowings at year-end 2009. At year-end 2008, the Bank had total loans pledged of $9,144,452. There were no securities pledged at year-end 2008.

NOTE 9 — SUBORDINATED DEBENTURES

Community Shores Capital Trust I, a business trust formed by the Company, sold 4,500 Cumulative Preferred Securities ("trust preferred securities") at $1,000 per security in a December 2004 offering. The proceeds from the sale of the trust preferred securities were used by the Trust to purchase an equivalent amount of subordinated debentures from the Company. The trust preferred securities and subordinated debentures carry a floating rate of 2.05% over the 3-month LIBOR and was 2.30063% at year-end 2009 and 3.52% at year-end 2008. The stated maturity is December 30, 2034. The securities are redeemable at par after five years and are, in effect, guaranteed by the Company. Interest on the subordinated debentures are payable quarterly on March 30th, June 30th, September 30th and December 30th. Under certain circumstances, interest payments may be deferred up to 20 calendar quarters. However, during any such deferrals, interest accrues on any unpaid distributions. The Company is not considered the primary beneficiary of the Trust (variable interest entity), therefore the Trust is

NOTE 9 — SUBORDINATED DEBENTURES (Continued)

not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability, and the interest expense is recorded on the Company's consolidated statement of income.

NOTE 10 — NOTES PAYABLE

The Company had a $5.0 million revolving line of credit with Fifth Third Bank ("Fifth Third") secured by the common stock of the Bank. The total balance outstanding at December 31, 2008 was $4,200,000. On May 5, 2009, the Company made a draw of $800,000 advancing the line fully. The revolving line of credit and its $5.0 million outstanding principal balance was converted to a term loan on December 18, 2009. The debt is still secured by the common stock of the Bank however, the rate did increase. The outstanding principal bears interest at a rate of 275 basis points above Fifth Third's prime rate; 175 basis points more than before. The current interest rate on the outstanding principal balance is 6.00% compared to 4.25% prior to refinancing. The maturity date of the term loan is January 3, 2011. The loan is not amortizing. Interest is payable quarterly in arrears on the last business day of March, June, September, and December. The term loan may be prepaid in whole or in part without any prepayment fee.

The new term note includes covenants such as: the Company may not use the loan proceeds to pay dividends in excess of $500,000 annually; the Company must have cash available to service quarterly interest; the Bank must be well capitalized and the Company must be adequately capitalized; capped ratios of non-performing loans to total loans and non-performing assets to total assets becoming applicable on March 31, 2010; and a consolidated return on asset ratio becoming applicable for the quarter ended June 30, 2010. The Company was in compliance with all applicable financial covenants at December 31, 2009 and expects to meet the required quarterly covenants until the loan matures in early 2011. If any of the above mentioned covenants are broken it is considered an Event of Default and at the option of Fifth Third, all or any part of the unpaid principal and interest balance may become immediately due.

NOTE 11 — BENEFIT PLANS

The Company's 401(k) benefit plan allows employee contributions up to the dollar limit set by law which was $16,500 in 2009 and $15,500 in 2008. The Company had a Safe Harbor 401(k) Plan in both 2009 and 2008. The matching formula for both plan years was 100% of the first 3% of compensation contributed and 50% of the next 3%. Effective June 1, 2009, the Company suspended the match. The match was in place for the entire year in 2008. The match expense for 2009 was $55,361 and $144,339 for 2008.

NOTE 12 — INCOME TAXES

The consolidated provision for federal income tax expense (benefit) was as follows:

	2009	2008
Current payable (receivable)	$(867,133)	$(363,509)
Deferred liability (benefit)	0	(268,094)
Valuation allowance establishment	985,959	0
	$ 118,826	$(631,603)

NOTE 12 — INCOME TAXES (Continued)

The net deferred tax asset recorded includes the following amounts of deferred tax assets and liabilities as of December 31, 2009 and 2008:

	2009	2008
Deferred tax asset		
Allowance for loan losses	$ 982,970	$1,285,753
Non-accrual loans	34,715	46,702
Deferred loan costs, net	11,828	19,611
AMT credit carryforward	0	49,625
Foreclosed assets	707,400	79,170
Other	20,137	16,392
Net operating loss carryforward	580,253	0
	2,337,303	1,497,253
Deferred tax liabilities		
Depreciation	(237,661)	(231,353)
Accretion on securities	(565)	(6,195)
Unrealized gain on securities available for sale	(217,229)	(217,229)
Prepaid expenses	(35,494)	(42,980)
Other	(13,526)	(13,526)
	(504,475)	(511,283)
	$ 1,832,828	$ 985,970
Valuation allowance	(1,832,828)	0
Net deferred tax asset	$ 0	$ 985,970

Accounting guidance related to income taxes requires that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, we consider both positive and negative evidence and analyze changes in near-term market conditions as well as other factors which may impact future operating results. Significant weight is given to evidence that can be objectively verified. The continuing recent losses resulting from the distressed operating environment in Michigan have significantly restricted our ability under the accounting rules to rely on projections of future taxable income to support the recovery of our deferred tax assets. Consequently, we determined it necessary to establish a valuation allowance against our entire net deferred tax asset. The valuation allowance against our deferred tax assets may be reversed to income in future periods to the extent that the related deferred income tax assets are realized or the valuation allowance is otherwise no longer required. We will continue to monitor our deferred tax assets quarterly for changes affecting their realizability.

NOTE 12 — INCOME TAXES (Continued)

A reconciliation of the difference between federal income tax expense (benefit) and the amount computed by applying the statutory rate of 34% in 2009 and 2008 is as follows:

	2009	2008
Tax at statutory rate	$(1,646,808)	$(564,081)
Tax-exempt interest income	(75,698)	(76,077)
Other	8,504	8,555
Valuation allowance	1,832,828	0
Federal income tax expense (benefit)	$ 118,826	$(631,603)

There were no unrecognized tax benefits at December 31, 2009, and the Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. The Company is no longer subject to examination by the Internal Revenue Service for years before 2006.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company does not have any amounts accrued for interest and penalties at December 31, 2009 and is not aware of any claims for such amounts by federal income tax authorities.

During 2009, the Company generated a net operating loss carryover of $1,706,626 to be utilized to offset future taxable income that expires in 2029.

NOTE 13 — RELATED PARTY TRANSACTIONS

Loans and commitments to principal officers, directors and their affiliates in 2009 were as follows:

Beginning balance	$ 6,450,299
New loans and line advances	4,617,865
Repayments	(6,639,271)
Ending balance	$ 4,428,893

Deposits from principal officers, directors and their affiliates were $2,924,518 at year-end 2009 and $3,562,869 at year-end 2008.

NOTE 14 — STOCK OPTIONS

The Company has three share-based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $0 for both 2008 and 2009. Consequently, there was no income tax benefit recorded for either 2008 or 2009.

Stock Option Plans

Options to buy stock were granted to officers under the *1998 Employee Stock Option Plan*, which provided for issue of options for up to 150,000 shares of stock of the Company. Exercise price is not less than the market price at date of grant. The maximum option term is ten years, and presently outstanding options vested over three years.

NOTE 14 — STOCK OPTIONS (Continued)

Options to buy stock were granted to nonemployee directors of the Company under the *Director Stock Option Plans of 2003 and 2005*. Both plans provided for the issuance of options for up to 20,000 shares of stock of the Company. The exercise price for options issued under these plans was not less than the market price per share as of the date of grant. The maximum option term is ten years for both plans. Outstanding options under the plans were exercisable in full as of the date the options were granted.

A summary of the activity in the plans for 2009 is as follows:

	Number of Shares Subject to Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value*
Outstanding at beginning of year	53,300	$11.25		
Granted	0	0		
Exercised	0	0		
Forfeited or expired	(6,000)	13.10		
Outstanding at end of year	47,300	$11.01	3.5	$0
Exercisable at end of year	47,300	$11.01	3.5	$0

* *The stock price at December 31, 2009 did not exceed the weighted average option exercise price.*

All outstanding options are fully vested, therefore there is no unrecognized compensation cost related to options.

As of December 31, 2009, there were 2,000 shares available for grant in *the Director Stock Option Plan of 2005* and 53,000 shares available to grant in the *Employee Stock Option Plan of 2005*.

NOTE 15 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Since the Company is a one bank holding company with consolidated assets less than $500 million, regulatory minimum capital ratios are applied only to the Bank. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes that as of December 31, 2009, the Company and Bank meet all capital adequacy requirements under the prompt corrective action guidelines however the Bank did not have a total leverage capital ratio (tier 1 capital divided by the quarterly average assets) of 8% or more at year-end 2009, a ratio that it had volunteered to comply. On March 23, 2010, the FDIC was notified of this situation but to date there has been no communicated intention that regulatory action will result.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If a bank is not well capitalized, regulatory approval is required to accept brokered deposits. Subject to limited exceptions, a bank may not make a capital distribution if, after making the distribution, it would be undercapitalized. If a bank is undercapitalized, it is subject to being closely monitored

NOTE 15 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

by its principal federal regulator, its asset growth and expansion are restricted, and plans for capital restoration are required. In addition, further specific types of restrictions may be imposed on the bank at the discretion of the federal regulator. At December 31, 2009 and 2008, the Bank was designated as well capitalized under the regulatory framework for prompt corrective action.

There are no conditions or events since December 31, 2009 that management believes have changed the Bank's category.

Actual and required capital amounts and ratios for 2009 and 2008 are presented below:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2009						
Total Capital to risk-weighted assets of the Bank	$21,035,207	10.41%	$16,167,491	8.00%	$20,209,363	10.00%
Tier 1 (Core) Capital to risk-weighted assets of the Bank	18,493,531	9.15	8,083,745	4.00	12,125,618	6.00
Tier 1 (Core) Capital to average assets of the Bank	18,493,531	7.79	9,500,313	4.00	11,875,391	5.00
2008						
Total Capital to risk-weighted assets of the Bank	$24,445,615	10.96%	$17,840,749	8.00%	$22,300,936	10.00%
Tier 1 (Core) Capital to risk-weighted assets of the Bank	21,638,698	9.70	8,920,375	4.00	13,380,562	6.00
Tier 1 (Core) Capital to average assets of the Bank	21,638,698	8.30	10,423,367	4.00	13,029,208	5.00

In addition to the limitations on tier 1 capital, Federal Reserve guidelines limit the amount of allowance for loan losses that can be included in tier 2 capital. In general only 1.25% of net risk-weighted assets are allowed to be included. At December 31, 2009, only $2,541,676 was counted as tier 2 capital and $1,240,456 was disallowed. At December 31, 2008, $2,806,917 was counted as tier 2 capital and $1,543,986 was disallowed.

The Bank received no contributions of capital from the Company in 2009.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends the Bank can transfer to the Company and on the capital levels that must be maintained. As a result of losses in both 2008 and 2009, currently there are no dividends that can be distributed without prior regulatory approval. At this time the Company's ability to pay dividends is dependent on the Bank.

NOTE 16 — OFF-BALANCE SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows at year-end:

	2009		2008	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit	$790,487	$26,415,850	$872,120	$28,350,347
Unused standby letters of credit	0	1,050,000	0	1,399,958
Commitments to make loans	866,340	0	80,758	0

Commitments to make loans are generally made for periods of 60 days or less. At year-end 2009, the fixed rate loan commitments had interest rates ranging from 4.00% to 8.50% and maturities ranging from 2 months to 30 years.

NOTE 17 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Following are condensed parent company only financial statements:

CONDENSED BALANCE SHEETS
December 31,

	2009	2008
ASSETS		
Cash and cash equivalents	$ 1,037,316	$ 542,681
Investment in subsidiaries	18,711,438	23,235,847
Other assets	8,841	13,891
Total assets	$19,757,595	$23,792,419
LIABILITIES AND EQUITY		
Accrued expenses and other liabilities	$ 517,604	$ 145,965
Notes payable	5,000,000	4,200,000
Subordinated debentures	4,500,000	4,500,000
Shareholders' equity	9,739,991	14,946,454
Total liabilities and shareholders' equity	$19,757,595	$23,792,419

CONDENSED STATEMENTS OF INCOME
Years Ended December 31,

	2009	2008
Other income	$ 5,958	$ 10,933
Interest expense	(349,431)	(461,657)
Other expense	(338,590)	(350,907)
Loss before income tax benefit and undistributed Subsidiary income	(682,063)	(801,631)
Equity in undistributed subsidiary income (loss)	(4,280,316)	(498,382)
Federal income tax benefit	0	(272,554)
Net loss	$(4,962,379)	$(1,027,459)

NOTE 17 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2009	2008
Cash flows from operating activities		
Net loss	$(4,962,379)	$(1,027,459)
Equity in undistributed subsidiary income (loss)	4,280,316	498,382
Adjustments:		
Depreciation and amortization	0	1,042
Net change in:		
Other assets	5,050	293,333
Other liabilities	371,639	54,301
Net cash from operating activities	(305,374)	(180,401)
Cash flows from investing activities		
Capital investment into subsidiaries	9	26
Net cash from investing activities	9	26
Cash flows from financing activities		
Draws on notes payable and line of credit	800,000	0
Paydown on notes payable	0	(6,043)
Net cash from financing activities	800,000	(6,043)
Net change in cash and cash equivalents	494,635	(186,418)
Beginning cash and cash equivalents	542,681	729,099
Ending cash and cash equivalents	$ 1,037,316	$ 542,681

NOTE 18 — OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2009	2008
Unrealized holding gains (losses) on available for sale securities	$(512,719)	$544,830
Less reclassification adjustments for (gains) and losses later recognized in income	(268,635)	0
Net unrealized gain (loss)	(244,084)	544,830
Tax effect	0	185,242
Other comprehensive income (loss)	$(244,084)	$359,588

NOTE 19 — FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

NOTE 19 — FAIR VALUE MEASUREMENTS (Continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities: The fair values of securities are obtained from a third party who utilizes quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing (Level 2 inputs), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Servicing Rights: The fair value of SBA servicing rights is obtained from a third party using assumptions provided by the Company. The individual servicing rights are valued individually taking into consideration the original term to maturity, the current age of the loan and the remaining term to maturity. Their valuation methodology utilized for the servicing rights begins with generating future cash flows for each servicing asset, based on its unique characteristics and market-based assumptions for prepayment speeds. The present value of the future cash flows are then calculated utilizing the vendor's market-based discount rate assumptions.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals and broker market opinions. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a level 3 classification of the inputs for determining fair value.

Foreclosed Assets: Nonrecurring adjustments to certain commercial and residential real estate properties classified as foreclosed assets are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property and broker market opinions, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Loans Held For Sale: Loans held for sale are carried at the lower of cost or fair value, as determined by outstanding commitments from third party investors.

NOTE 19 — FAIR VALUE MEASUREMENTS (Continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, Using		
	December 31,	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2009:				
Available for sale securities:				
US Government and federal agency	$14,495,407	$500,000	$13,995,407	$0
Municipals	1,177,286	0	1,177,286	0
Mortgage-backed — residential	5,977,333	0	5,977,333	0
Servicing assets	45,602	0	45,602	0
2008:				
Available for sale securities:				
US Government and federal agency	$ 6,906,470	$533,000	$ 6,373,470	$0
Municipals	890,542	0	890,542	0
Mortgage-backed — residential	10,972,958	0	10,972,958	0
Servicing assets	42,365	0	42,365	0

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, Using		
	December 31,	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2009:				
Impaired loans	$7,422,160	$0	$0	$7,422,160
Foreclosed assets	6,210,650	0	0	6,210,650
2008:				
Impaired loans	$6,627,252	$0	$0	$6,627,252
Foreclosed assets	5,862,092	0	0	5,862,092

The following represents impairment charges recognized during the period:

Impaired loans, which are collateral dependent loans, are measured for impairment using the fair value of the collateral and had a carrying amount of $9,148,730, with an allocated allowance of $1,726,570 at December 31, 2009, resulting in an additional provision for loan losses of $1,369,407 for the year ending December 31, 2009. At December 31, 2008, impaired loans had a carrying amount of $9,092,437, with a valuation allowance of

NOTE 19 — FAIR VALUE MEASUREMENTS (Continued)

$2,465,185, resulting in an additional provision for loan losses of $1,522,685 for the year ending December 31, 2008.

Foreclosed assets which are measured at the lower of carrying amount or fair value less costs to sell, had a carrying amount of $6,210,650 at December 31, 2009 and $5,862,092 at December 31, 2008. During the year ending December 31, 2009, thirty properties included in this total were written down by $1,905,622. During the year ending December 31, 2008, four properties were written down by $83,271. There were also nineteen properties totaling $2,928,689 (at fair value) added to foreclosed assets during the year ending December 31, 2009, while during the year ending December 31, 2008, there were twenty-four properties totaling $5,761,983 added.

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets				
Cash and cash equivalents	$ 2,824	$ 2,824	$ 5,672	$ 5,672
Securities available for sale	21,650	21,650	18,770	18,770
Securities held to maturity	5,841	5,945	6,610	6,707
Loans held for sale	1,071	1,078	2,355	2,380
Loans, net	179,466	176,157	200,802	200,617
FHLB stock	404	N/A	404	N/A
Accrued interest receivable	885	885	1,005	1,005
Financial liabilities				
Deposits	198,577	202,151	219,566	223,275
Federal funds purchased and repurchase agreements	7,000	7,000	5,814	5,814
FHLB advances	6,000	6,020	6,000	5,999
Subordinated debentures	4,500	3,758	4,500	4,362
Notes payable	5,000	5,000	4,200	4,200
Accrued interest payable	164	164	326	326

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on the information previously presented. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk including consideration for widening credit spreads. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. It was not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability. Estimated fair value for other financial instruments and off-balance sheet loan commitments are considered to approximate carrying value.

SHAREHOLDER INFORMATION

SEC Form 10-K

Copies of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, are available to shareholders without charge, upon written request. Please mail your request to Tracey A. Welsh, Senior Vice President and Chief Financial Officer, at Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Stock Information

Community Shores Bank Corporation common stock is traded on the Nasdaq Capital Market under the ticker symbol "CSHB." At March 19, 2010, there were approximately 180 record holders of the Company's common stock. The Company has paid no dividends since its formation in 1998.

The following table shows the high and low sales prices for the common stock of the Company by quarter during 2009 and 2008 as reported by the Nasdaq Capital Market.

Sales Prices

	High	Low
Calendar Year 2009		
First Quarter	$2.95	$1.27
Second Quarter	3.50	1.75
Third Quarter	2.44	1.16
Fourth Quarter	1.90	0.50
Calendar Year 2008		
First Quarter	$9.56	$5.04
Second Quarter	7.04	4.50
Third Quarter	5.97	3.01
Fourth Quarter	4.00	1.49

Market Makers

At January 14, 2010 the following firms were registered with Nasdaq as market makers in common stock of the Company:

UBS Securities LLC
677 Washington Boulevard
Stamford, Connecticut 06901

Stifel, Nicolaus & Co., Inc.
100 Light Street
Baltimore, Maryland 21202

Howe Barnes Investments, Inc.
222 S Riverside Plz, 7th Floor
Chicago, Illinois 60606

Knight Equity Markets, L.P.
545 Washington Boulevard, 30th Floor
Jersey City, New Jersey 07310

McAdams Wright Ragen
925 Fourth Avenue
Seattle, Washington 98104

Monroe Securities, Inc.
47 State Street
Rochester, New York 14614

Stock Registrar and Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-800-368-5948, via e-mail at
info@rtco.com or online at their
website, www.rtco.com

Legal Counsel
Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000
Detroit, Michigan 48226
and
200 Ottawa Avenue, N.W., Suite 1000
Grand Rapids, Michigan 49503
www.dickinsonwright.com

Independent Auditors
Crowe Horwath LLP
55 Campau Avenue N.W., Suite 300
Grand Rapids, Michigan 49503

Additional Information

News media representatives and those seeking additional information about the Company should contact Heather D. Brolick, President and Chief Executive Officer of the Company, at (231) 780-1800, or by writing her at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Annual Meeting

This year's Annual Meeting will be held at 2:00 p.m., on Thursday, May 13, 2010, at the Muskegon Country Club, 2801 Lakeshore Drive, Muskegon, Michigan.

Community Shores Bank Corporation Board of Directors

Gary F. Bogner (Chairman, non-officer)	Real Estate Developer
Heather D. Brolick	President and Chief Executive Officer
Robert L. Chandonnet (Vice Chairman, non-officer)	Owner and President, The Nugent Sand Company, Inc.
Bruce J. Essex	Chairman, Port City Die Cast
Steven P. Moreland	President and Chief Executive Officer, Automatic Spring Products Corporation
Bruce C. Rice	President, ESCO Company (chemical manufacturer)
Jonathan L. Smith	Manager, Gull Consulting, LLC
Roger W. Spoelman	President and Chief Executive Officer, Mercy Health Partners (regional hospital)

Executive Officers

Heather D. Brolick	President and Chief Executive Officer
John M. Clark	Senior Vice President and Secretary
Tracey A. Welsh	Senior Vice President, Chief Financial Officer and Treasurer

Community Shores Bank Board of Directors

Gary F. Bogner (Chairman, non-officer)	Real Estate Developer
Heather D. Brolick	President and Chief Executive Officer
Robert L. Chandonnet (Vice Chairman, non-officer)	Owner and President, The Nugent Sand Company, Inc.
Bruce J. Essex	Chairman, Port City Die Cast
Steven P. Moreland	President and Chief Executive Officer, Automatic Spring Products Corporation
Bruce C. Rice	President, ESCO Company (chemical manufacturer)
Jonathan L. Smith	Manager, Gull Consulting, LLC
Roger W. Spoelman	President and Chief Executive Officer, Mercy Health Partners (regional hospital)

Management Team

Ralph R. Berggren	Senior Vice President
Heather D. Brolick	President and Chief Executive Officer
John M. Clark	Senior Vice President/Commercial Loan Department Head and Secretary
Amy L. Schultz	Senior Vice President and Technology/Operations Manager
Lori E. Versalle	Senior Vice President and Branch Administrator
Tracey A. Welsh	Senior Vice President, Chief Financial Officer and Treasurer

Officers of the Bank

Joel M. Andersen	Credit Manager
Faith A. Biros	Deposit Processing Manager
Monica J. Bixeman	Retail Banking Officer
Sherri S. Campbell	Vice President / Deposit Operations Manager
Kelly M. Christian	Assistant Vice President / Controller
Jennifer L. Egeler	Assistant Controller
Thomas A. Ellis	Senior Vice President / Mortgage Loan Officer
Sharon L. Gary	Human Resources Manager
Martin B. Hillila	Vice President / Commercial Lending Officer
Jon M. Huizenga	Assistant Vice President / Mortgage Loan Officer
Robert J. Jacobs	Senior Vice President / Business Development Officer
Susan M. Kane	Vice President / Mortgage Loan Operations Manager
Alan W. Kowalski	Assistant Vice President / Loan Adjustment-Collections Manager
Kimberli A. LaVallee	Assistant Vice President / Grand Haven Branch Manager
Ronald Maciejewski	Vice President / Commercial Lending Officer
Patricia A. McKenney	Assistant Vice President / Loan Operations Manager
Renee L. Nyblade	Vice President / Mortgage Loan Officer
Sharon Prus	Assistant Vice President / North Muskegon Branch Manager
Benjamin D. Robbins	Vice President / Commercial Lending Officer
Jamie J. Sheffer	Harvey Office Branch Manager
Clinton A. Todd	Vice President / Retail Lending
Laurie J. White	Vice President / Retail Deposit Sales Manager